DANISCO

First you add knowledge...

Commission File No. 82-3158

Danisco USA Inc.
440 Saw Mill River Road
Ardsley
New York 10502-2605
USA
Tel +1 914 674 6300
Tel +1 800 255 6837
Fax +1 914 674 6513
www.danisco.com

August 9, 2006

Office of International Corporate F[illegible]
Division of Corporation Finance
Securities and Exchange Comm[illegible]
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated April 3, 2006.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flagel, Esq.

Commission File No. 82-3158
Danisco A/S Submission
August 9, 2006

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**	X			X
1.	4/4/2006	Danisco launches new and improved Partnerweb e-business solution	X			X
2.	4/5/2006	Advances in animal nutrition help producers to fulfil consumer demand for leaner meat	X			X
3	4/10/2006	Danisco's HOWARU™ Bifido brings the probiotic touch to Marks&Spencer's yoghurt and dairy beverage range	X			X
4	4/10/2006	Genencor International sponsors inaugural fuel bioethanol congress in Russia	X			X
5	4/28/2006	Leadership change in Danisco as of May 1 2006	X	X	Notice No.06/2006	X
6	4/28/2006	Genencor to provide I-MUNE®assay evaluation services to biomarin pharmaceutical inc.	X			X
7	5/1/2006	New distributors for Danisco's feed betaine	X			X
8	5/2/2006	Warrant programme:Issue of new shares	X	X	Notice No. 07/2006	X
9	5/2/2006	Ethanol from paper pulp	X			X
10	5/5/2006	Danisco website comes first in survey of Danish companies communicating image over the web	X			X
11	5/19/2006	Danisco develops super low-fat ice cream	X			X
12	6/6/2006	Danisco A/S and Novozymes A/S reach settlement	X			X
13	6/19/2006	Genencor launches improved acid fungal protease for use in the ethanol industry	X			X
14	6/20/2006	FY results announced with earnings before restructuring costs in Sugar as expected.	X	X	Notice No. 08/2006	X

15	6/26/2006	Danisco's Annual report 2005/06 is now available	X			X
16	7/12/2006	Danisco scientist receives international R & D award.	X			X
17	7/31/2006	Notification to shareholders of the Annual General Meeting 2006	X			X
18	8/2/2006	Warrant programme: Issue of new shares	X	X	Notice No. 09/2006	X
Number	**Date**	**Title of Document**	**Press Release**	**Made Public under Danish law**	**Filed w/Copenhagen Sock Exchange**	**Distribution to the Securities Holders**
B.		**NOTICES TO THE STOCK EXCHANGE**				
1	4/28/2006	Leadership change in Danisco as of 1 May 2006	X	X	Notice No.06/2006	X
2	5/2/2006	Warrant programme: Issue of new shares	X	X	Notice No. 07/2006	X
3	6/20/2006	FY results announced with earnings before restructuring costs in Sugar as expected	X	X	Notice No. 08/2006	X
4	8/2/2006	Warrant programme: Issue of new shares	X	X	Notice No. 09/2006	X
C.		**SHAREHOLDERS INFO**				
1	4/4/2006	Danisco launches new and improved Partnerweb e-business solution	X			X
2	4/5/2006	Advances in animal nutrition help producers to fulfill consumer demand for leaner meat	X			X
3	4/7/2006	Enzymes concentrate high quality juice	X			X
4	4/10/2006	Danisco's HOWARU™ Bifido brings the probiotic touch to Marks&Spencer's yoghurt and dairy beverage range	X			X
5	4/10/2006	Genencor International sponsors inaugural fuel bioethanol congress in Russia	X			X
6	4/19/2006	Top performance is trans-free	X			X
7	4/28/2006	Leadership change in Danisco as of May 1 2006	X	X	Notice No.06/2006	X
8	4/28/2006	Genencor to provide I-MUNE®assay evaluation services to biomarin	X			X

		pharmaceutical inc.				
9	5/1/2006	New distributors for Danisco's feed betaine	X			X
10	5/2/2006	Warrant programme:Issue of new shares	X	X	Notice No. 07/2006	X
11	5/2/2006	Ethanol from paper pulp	X			X
12	5/4/2006	Sweeteners ands Sugar Alternatives in Food Technology	X			X
13	5/5/2006	Danisco website comes first in survey of Danish companies communicating image over the web	X			X
14	5/5/2006	Cheese World 2006	X			X
15	5/16/2006	Danisco Sweeteners speaker highlights Litesse® at Behr's Seminar, Functional Food and Supplementary Food	X			X
16	5/16/2006	Danisco strengthens its position on the European market for frozen cultures with the start-up of its new capacity in Germany	X			X
17	5/17/2006	New Opportunities for top trans-free performance	X			X
18	5/19/2006	Danisco develops super low-fat ice cream	X			X
19	6/6/2006	Danisco A/S and Novozymes A/S reach settlement	X			X
20	6/13/2006	Sirex – Sweetness with fibre	X			X
21	6/13/2006	Danisco Sugar participates in the IBA fair in Munich on 3/10-9/10	X			X
22	6/15/2006	Natural ingredients with a positive image	X			X
23	6/19/2006	Genencor launches improved acid fungal protease for use in ethanol industry	X			X
24	6/20/2006	FY results announced with earnings before restructuring costs in Sugar as expected.	X	X	Notice No. 08/2006	X
25	6/20/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons	X			X
26	6/21/2006	Monthly ice cream concepts from Danisco	X			X
27	6/26/2006	Danisco's Annual report 2005/06 is now available	X			X
28	6/26/2006	Danisco Annual Report 2005/06	X			X
29	6/28/2006	Congratulations to our top three winners of this year's Danisco Knowledge Award	X			X
30	6/30/2006	Deposited Candies Workshop	X			X
31	7/4/2006	Danisco Cultures to expand its Madison (USA) plant capacity	X			X
32	7/4/2006	Danisco Cultures brings probiotic science to consumers with its HOWARU™ website	X			X

33	7/11/2006	Sign up for trendy confectionery	X			X
34	7/12/2006	Danisco scientist receives international R & D award	X			X
35	7/14/2006	Real frozen yogurt with strawberry ripple developed by Danisco's ice cream and frozen desserts innovation department	X			X
36	7/31/2006	Notification to shareholders of the Annual General Meeting 2006	X			X
37	8/2/2006	Warrant programme: Issue of new shares	X	X	Notice No. 09/2006	X
38	n/a	Key figures				X
39	n/a	Danisco as supplier				X
40	n/a	Danisco & the consumer				X
41	n/a	Executive Committee as of May 1, 2006				X
42	n/a	Corporate Management				X
43	n/a	Sponsorships				X
44	8/9/2006	Danisco Share Price	X			X


RECEIVED

DANISCO

First you add knowledge...

4 April 2006 - 08:43

Danisco launches new and improved Partnerweb e-business solution

Danisco has relaunched Partnerweb, its online centre for knowledge and news about food ingredients, with a fresher design, simpler structure and new features.

Improved navigation and a clear overview secures Danisco customers even easier access to valuable information.

Targeted at selected Danisco customers, Partnerweb provides everything customers need to know to increase the value of existing products or develop new products that satisfy changing consumer demands.

Benefits

Registered users benefit from:

- up-to-date news, trends and concepts relevant to their industry
- downloadable product descriptions, technical data and application literature
- brochures, presentations and other marketing literature
- formulations with potential health and nutrition claims, as determined by local food regulations.

New features

Partnerweb is now divided into three sections – Technical Literature, Ingredients Finder and Market Trends & News - each designed to add value to product innovation processes.

Want to join?

Do you want to join the new and improved world of Danisco Partnerweb and are you an existing Danisco customer? Contact your Danisco **sales contact** for further information.

For further information, please contact:

Anette Trier Madsen, tel: +45 89 43 50 00

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/pressrelease_351_en.htm



DANISCO

First you add knowledge...

5 April 2006 - 15:15

Advances in animal nutrition help producers to fulfil consumer demand for leaner meat

Changing global consumer trends are increasing the pressure on pig and poultry producers to harness the potential of the latest developments in livestock nutrition in order to remain competitive, according to Danisco Animal Nutrition, one of the world's leading feed ingredient specialists.

"The quest for healthier lifestyles is bringing about major changes in terms of what consumers look for when buying meat.

The global trend towards leaner meat is reflected in what retailers are demanding from meat processors and, in turn, what they require from poultry and pig producers," explains Andrea Barletta, the company's Global Marketing Director.

"Advances in genetics have already played a key role in helping producers to reduce costs by substantially enhancing the animal's ability to efficiently utilise feed and generate a higher percentage of lean meat. However, this is only part of the story, as nutrition also plays a key role.

A new generation of scientifically-proven specialist feed ingredients, such as betaine and enzymes, are becoming vital to optimise nutrition and exploit the full potential of today's high genetic merit pigs and poultry, producing the leaner meat which health-conscious consumers are demanding."

Betaine is increasingly used to improve production efficiency, carcass quality and ease of processing, whilst reducing costs. Betafin®, Danisco Animal Nutrition's own form of natural betaine, is extracted from sugar beet then highly purified using patented chromatographic separation techniques.

Betaine's energy boosting properties help to fuel lean growth. This has been demonstrated in a series of trials with Betafin.

On average, Betafin improved lean meat percentage in pigs by 1.5%, increased turkey breast yield by around 3% and broiler breast yield by 4%.

In addition, betaine's beneficial effects on gut structure aid nutrient digestion and absorption, contributing to improved, more consistent performance in pigs and poultry whilst offering potential benefits to processors by improving gut strength.

Worldwide trials conducted by Danisco Animal Nutrition have also demonstrated that the addition of the company's Porzyme® enzyme products to pig diets improves the uniformity of growth and the lean meat percentage by releasing more nutrients from the feed.

On average, Porzyme reduced variability in final liveweight in piglets by 31% and in grower/finisher pigs by 27%. A series of nine trials showed that Porzyme increased lean meat percentage by an average of1.5%, helping pigs to get closer to their full genetic potential and at the same time improving producer profitability.

For further information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777, e-mail: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022, e-mail: julian.cooksley@kendallscom.co.uk

About Danisco's Animal Nutrition division

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition.

Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way.

NOTES FOR EDITORS

A high-resolution image of Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition, is available from jo.bowron@kendallscom.co.uk

3.


DANISCO
First you add knowledge...

10 April 2006 - 10:59

Danisco's HOWARU™ Bifido brings the probiotic touch to Marks & Spencer's yoghurt and dairy beverage ranges

Another noticeable success for Danisco's HOWARU™ probiotic range as Marks & Spencer adds HOWARU Bifido to all its yoghurt and smoothie range.

Pre-tested in October 2005, the full range is now available in all Marks & Spencer's outlets.

"This new probiotic range is the outcome of the partnership between two companies that are both setting industry-leading health standards, one in food retailing, the other in probiotic cultures.", says Patrick Veau, Danisco Cultures Global Dairy Director.

"Including HOWARU Bifido in all our yoghurt and smoothies is part of our overall effort towards encouraging customers to eat more healthily", says Claire Hughes, nutritionist for Marks & Spencer.

"We selected Danisco as our partner for probiotics as they provide top quality strains and HOWARU™ Bifido, which is exclusive to Marks & Spencer for the UK, and has been substantiated with clinical trials", Claire adds.

As part of its probiotic offer, Danisco provides a unique turnkey marketing concept.

The HOWARU™ concept is based on highly documented probiotic strains adding up more than 20 clinical studies: HOWARU™ Bifido & Rhamnosus are recognized for their immune-modulating properties and HOWARU™ Acidophilus has long-proven its efficacy on gut health.

The concept also comprises a consumer-friendly brand and logo supported by a global consumer educational and promotional programme.

This unique HOWARU™ probiotic licence concept allows private labels or dairy manufacturers to tap the double-digit growing probiotic-enriched food market. In 2005, this market represented EUR 10B* worldwide mostly in dairy applications.

* Danisco estimates

For more information, please contact:

Nathalie Brosse +33 1 56 60 47 26

4.

DANISCO

First you add knowledge...

10 April 2006 - 14:00

Genencor International sponsors inaugural fuel bioethanol congress in Russia

Genencor International announced today it would sponsor the First Fuel Bioethanol Congress in Russia on April 20 at the Le Royal Meridien National Hotel in Moscow.

The goal of the congress is to provide stakeholders from Russia, Ukraine, Kazakhstan and other Commonwealth of Independent States (CIS) a forum for information sharing about the rapidly developing bioethanol industry.

A number of leading fuel ethanol industry experts from Europe, the United States and Russia plan to hold workshops on topics including: the world fuel ethanol market; new enzyme technology and the Russian oil and auto industry position on bioethanol.

The congress is organized under the support of the Russian State Duma, Ministry of Agriculture of Russia, Ministry of Economic Development and Trade, Ministry of Industry and Energy, Russian Grain Union and the Russian Biotechnology Organization.

"Russia and the former Soviet Union has a wealth of agricultural resources needed to produce alternative fuels and some governments are already promoting the use of alternative fuels but more can be done," said Liekel Faber, head of the Russian office for Genencor.

"This event strives to bring together experts from industry and government to share information and resources about how this region of the world can capitalize on the growing interest in producing bioethanol."

For more information, please contact:

Alex Ablaev at alex.ablaev@danisco.com.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/pressrelease_353_en.htm



DANISCO

First you add knowledge...

28 April 2006 - 16:00

Leadership change in Danisco as of 1 May 2006

As announced on 11 August 2005, Tom Knutzen takes over as CEO of Danisco on 1 May 2006.

Notice no. 06/2006

Tom Knutzen joined the Executive Board on 1 February 2006.

Alf Duch-Pedersen will be deregistered as CEO of Danisco in the Danish Commerce and Companies Agency as at 1 May 2006. Alf Duch-Pedersen's services will be available to the company up until 31 August 2006 In compliance with an earlier agreement, the Board of Directors has decided to grant Alf Duch-Pedersen 50,000 share options with effect from 1 May 2006.

The options entitle Alf Duch-Pedersen to buy shares at a price corresponding to the average share price of the 10 trading days in the period 15-28 June 2006 (both days included) with a premium of 10% added.

The options may be exercised in the period 1 May 2009 to 30 April 2012. According to the Black & Scholes model, the theoretical value of the programme is around DKK 3.4 million (share price DKK 500, volatility 16%, dividend DKK 6.75, interest rate 4%).

Yours faithfully

Anders Knutsen
Chairman of the Board of Directors

ID code: DK0010207497

Read this release in Danish.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/investor_193_en.htm

6.

DANISCO

First you add knowledge...

28 April 2006 - 17:00

Genencor to provide I-MUNE® assay evaluation services to biomarin pharmaceutical inc.

Method for determining immunogenicity could enhance development of protein therapeutics.

Genencor International, Inc. announced today it has signed a contract research agreement with BioMarin Pharmaceutical Inc., (NASDAQ and SWX: BMRN) for the use of Genencor's proprietary i-mune® assay platform to determine the potential immunogenicity of a preclinical therapeutic protein drug candidate.

Genencor's i-mune assay technology is an epitope identification tool that provides predictive information on the immunogenicity of protein therapeutics.

"Our i-mune assay technology has proven to be an effective method in assessing the potential immunogenicity of protein-based therapeutics in the early, pre-clinical stages," said Michael Arbige, Ph.D., senior vice president, Technology, for Genencor.

"BioMarin now joins a growing list of pharmaceutical and biotechnology companies that have either licensed or contracted i-mune® assay technology from Genencor".

Genencor is offering the i-mune assay platform for therapeutic development through either contract research services or non-exclusive technology licenses.

Protein therapeutics is a growing pharmaceutical segment accounting for more than $20 billion in US-based revenues in 2005.

All therapeutic proteins, even human or humanized, have the potential to elicit an adverse immune response in some patient populations.

In most cases, exposure to a therapeutic protein has no deleterious effects, but in some cases exposure to the protein can result in the generation of protein-specific antibodies.

Prediction of the relative immunogenicity in the early stage of drug development represents an opportunity for improving the safety and efficacy of therapeutic protein products.

Epitopes, which are identified via the i-mune assay, can be re-engineered achieving an immuno-optimized protein with reduced immunogenicity in humans.

Genencor collaborates with other companies by bringing its proprietary i-mune assay technology and technical expertise in immunogenicity assessment to its partner's product candidates.

Genencor provides contract i-mune assay evaluations for pharmaceutical, personal care and agri-based companies developing protein-based products.

In addition, Genencor can provide non-exclusive licenses to the i-mune assay technology enabling faster internal development of safe and effective immuno-optimized protein-based products.

For more information on the i-mune assay technology contact:
Richard J. LaDuca, Ph.D., Senior Director, Technology/Business Development
Tel. + 1 (650) 846-7537

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/pressrelease_356_en.htm

7



First you add knowledge...

1 May 2006 - 08:30

New distributors for Danisco's feed betaine

Danisco Animal Nutrition is pleased to announce that they have appointed new distributors for Betafin® feed betaine in Poland, Italy, Spain, Benelux and Portugal, effective from the 1st May 2006.

Danisco will be represented in Poland by Noack SP.Z.O.O., in Italy by Farmer S.p.A., in Spain by Andersen S.A., in Benelux by Biochem GmbH and in Portugal by Reagro S.A.

"Each of these companies has an excellent reputation for serving the feed industry with ingredients and additives for animal nutrition and health.

We already have long and successful relationships with each of these companies and are delighted that they are extending their portfolio to include Betafin" comments Neils Otto Damholt, Regional Director for Danisco Animal Nutrition.

Danisco Animal Nutrition pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers globally.

As the largest producer in the world, Danisco manufacture highly purified forms of natural betaine using patented chromatographic separation processes.

Benefits of Betafin for the pig and poultry industry include lower feed costs, more consistent pig and poultry production and more premium priced lean meat.

As leaders in delivering the greatest value from betaine, Danisco's unique Betacheck™ service provides customised recommendations on betaine use according to the type and quality of ingredients used in the feed.

For further information please contact:

Danisco www.danisco.com/animalnutrition
email:info.animalnutriton@danisco.com
Noack (Poland) http://www.noackgroup.com/ email: poland@noackgroup.com
Farmer (Italy) http://www.farmer.it/ email: info@farmer.it
Andersen (Spain) http://www.andersensa.com/ email: andersen@andersensa.com
Biochem (Benelux) http://www.biochem.net/ email: info@biochem.net
Reagro (Portugal) email: geral@reagro.pt

For further information about this release, please contact:

Andrea Barletta, Global Marketing Director Danisco Animal Nutrition, tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager Kendalls Communications, tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

For a high resolution image of Neils Otto Damholt, Regional Director, Danisco Animal Nutrition, please contact:

jo.bowron@kendallscom.co.uk

Printed Tuesday, 23 May 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/businessupdate_74_en.htm



DANISCO

First you add knowledge...

2 May 2006 - 12:08

Warrant programme: Issue of new shares

Warrant programme: Issue of 1,575 new shares

Notice no. 7/2006

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the third exercise period from 20 March to 17 April 2006 around 6% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 87%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 May 2006, the employees had subscribed and paid for 1,575 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 May 2006 Danisco effected a capital increase of 1,575 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 31,500. The share capital is increased from DKK 978,488,900 (corresponding to 48,924,445 shares of DKK 20 nominal value) to DKK 978,520,400 (corresponding to 48,926,020 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Hans Gregersen, Investor Relations Manager, tel. +45 3266 2912
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2913


Read the full release in Danish here

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/investor_194_en.htm

9

DANISCO

First you add knowledge...

2 May 2006 - 16:00

Ethanol from paper pulp

Genencor announces French Government funded project

Genencor International, a subsidiary of Danisco A/S, today announced its participation in a research consortium to develop economic ethanol production from paper pulp through the use of know-how and infrastructure of the French forest products industry.

The 1.2 million euros project is sponsored by the French National Research Program for Bioenergy (PNRB, ANR) and managed by ADEME.

The French National Research Agency will provide 50% of the funding to the partners. Besides Genencor, other partners include: Tembec R&D Kraft, INSA Toulouse's Laboratory for Biotechnology & Bioprocessing, and the University of Bordeaux's Pine Institute. The Pine Institute is the project leader and coordinator.

The project's objective is to deliver at the end of its three-year term, a baseline study of the technical and economic results of a small pilot plant installed at a pulp mill with a special focus on waste minimization of the milling process.

Genencor will provide its advanced biomass cellulases and application expertise to optimize the enzymatic hydrolysis of various paper pulp samples provided by Tembec and the Pine Institute. In addition to providing substrate samples, Tembec will also analyze the economics to evaluate the system for commercial deployment by the pulp industry.

INSA's Laboratory for Biotechnology and Bioprocessing will provide fermentation expertise through its Microbiology Engineering Team. The Pine Institute will share its expertise in pulping and handling; and, in lignocellulose analysis and characterization.

"This is an excellent project to establish the viability of an advanced cellulosic biorefinery for ethanol production," said Jack Huttner, vice president of Genencor.

"Genencor has been working at the bench scale in lab conditions on one part of the technical challenge. This project links us with others in the value chain to integrate several unit operations into a whole system-level design. This is a critical step in the development of advanced biorefineries attached to the paper pulp industry."

"France is one of the leaders in the forest product industry and in related technical applications research," said Jean-Claude Pommier, Executive President of the Strategic Committee at the Institut du Pin – Universite de Bordeaux.

"We believe adding a biorefinery capacity to the paper pulp industry will be a sustainable innovation that will have broad impact. We appreciate ANR's support and anticipate making a significant contribution to the field."

For further information, please contact:

Genencor: Jack Huttner, +1 585 256 5272
Institute du Pin: Jean-Claude Pommier +33 (0) 6 64 02 43 37

About TEMBEC

Tembec is a leading integrated forest products company, with extensive operations in North America and France. With sales of approximately $3.8 billion and some 10,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces silvichemicals from by-products of its pulping process and specialty chemicals.

Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care.

The Tembec Pulp Group consists of eleven business units, with products divided between kraft pulp, high yield pulp and specialty cellulose pulp. Total annual capacity from our pulp mills in Canada and France has grown to over 2.4 million tonnes, making Tembec one of the top 3 market pulp producers in the world. Tembec R&D Kraft is the research centre of Tembec Pulp Group located in south of France and dedicated to kraft pulp. **Additional information is available at** www.tembec.com.

About INSA-Toulouse

INSA-Toulouse is a Grande Ecole for Engineers. With 11 distinguished research laboratories and nine different PhD programs, INSA is at the forefront of applications research and engineering. INSA's Laboratory for Biotechnology and Bioprocessing specializes in industrial microbiology and biocatalysis. It is closely linked with the Regional Center of Innovation and Technology Transfer (CRITT) a technology park and incubator company for the Midi-Pyrenees region.

About the Institute du Pin

Affiliated with the University of Bordeaux, the Institute du Pin is a technical research center conducting important research on wood material, wood chemistry, paper and chemical analysis. Applications research in wood by-products, materials composites and environmental analysis is highly regarded around the world.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/pressrelease_355_en.htm



DANISCO

First you add knowledge...

5 May 2006 - 15:53

Danisco website comes first in survey of Danish companies communicating image over the web

A survey of online branding amongst the top 100 Danish companies conducted by NNIT, rated Danisco number 1 as published in the Danish magazine, Berlingske Nyhedsmagasin, today.

NNIT evaluated the companies' websites based on four criteria:

- Identity and values
- Business
- Target groups and segmentation
- Functionality and technology

Camilla Gullits, responsible for the survey from NNIT says: "We started discussing how much - and how little - Danish companies make use of the enormous potential of the Internet."

In the survey, Danisco ranks top for communicating its brand and image.

Berlingske Nyheds Magasin states that danisco.com is Denmark's best company at using the Internet to communicate the Danisco image to investors, job seekers, journalists, partners and ordinary users.

To see the survey results, follow this link to the online Berlingske Nyheds Magasin (in Danish).

For further information, please contact:

Camilla Gullits, NNIT, tel. +45 3079 0354

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/pressrelease_357_en.htm

11.


DANISCO
First you add knowledge...

19 May 2006 - 12:10

Danisco develops super low-fat ice cream

Danisco can now offer customers and consumers ice cream with less than 1% fat.

Based on its CREMODAN® IcePro technology, preventing unwanted ice crystals from forming in ice cream, Danisco has developed a new ingredient blend, which ensures the same creamy mouthfeel traditionally achieved by using fat.

There is increasing focus on obesity in Europe, and tasty low-fat foods are therefore in demand. However, consumers will only choose low-fat ice cream if the quality is just as high as in products with a high fat content, and the new CREMODAN® IcePro makes this possible.

'With CREMODAN® LF IcePro, consumers can enjoy ice cream with hardly any fat but with the same smooth texture, and ice cream manufacturers can actually benefit from cost savings by applying the new ingredient blend.

In addition, the quality of the ice cream is long-lasting, as the blend prevents the formation of unwanted ice crystals,' says Jens Holstborg, Director Global Product Management

CREMODANâ LF IcePro has already been launched in the US where it was well received. Now it is being introduced in Europe, opening up for super low-fat ice cream in the European market next summer.

The European market for ice cream ingredients makes up around DKK 400 million. The current market share for low-fat ice cream is a modest 1.5%, but with growing concern over obesity and the possibility of producing tasty ice cream based on the CREMODAN® IcePro technology, Danisco estimates that low-fat ice cream may in time account for up to 25% of the total market.

For further information, please contact:

Jens Holstborg, Director Global Product Management, tel. +45 8943 5504
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2926

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/pressrelease_358_en.htm

12

DANISCO

First you add knowledge...

6 June 2006 - 10:00

Danisco A/S and Novozymes A/S reach settlement

Danisco A/S and Novozymes A/S are pleased to announce that a settlement has been reached in the dispute concerning the entitlement to patent rights for certain types of baking enzyme (lipases), and infringement of patent rights for the same in the USA.

The settlement enables both companies to remain in the global market for these types of baking enzyme (lipases).

The parties are pleased that the cases, which had been pending since 2001, are now closed.

Danisco A/S and Novozymes A/S have agreed not to publish any details of the cases or the settlement.

For further information, please contact:
Jan Sindesen, President, Specialities, tel. +45 3266 2000
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2926

About lipase
Lipase is an enzyme which breaks down fats. Lipases are used in a number of industries, including the baking industry, where the enzyme gives the bread a number of desirable characteristics, for example a more stable dough, better crumb structure and increased bread volume.


Read this release in Danish

Printed Friday, 28 July 2006 from
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/3,

DANISCO

First you add knowledge...

19 June 2006 - 15:00

Genencor launches improved acid fungal protease for use in the ethanol industry

Genencor International, a division of Danisco A/S, announced today the availability of a new acid fungal protease enzyme product for use in the ethanol industry. The new product, called FERMGEN™ will be introduced this week at the Fuel Ethanol Workshop in Milwaukee, Wisconsin.

The new FERMGEN™ protease enzyme offers a number of benefits which include:

- Faster ethanol fermentation rates and yield for corn, milo or wheat based substrates as compared with fermentations without acid fungal protease
- Increased essential yeast nutrients in the form of amino acids, peptides and free amino nitrogen
- Hydrolyzes protein matrices in the corn kernel that bind the various fractions thereby enabling the hydrolysis of the "hard" to hydrolyze starch
- Effective at a pH of 3.0 – 4.5, which is complimented by the average current fermentation pH that is employed in the fuel ethanol industry

"Enzyme innovation is an important part of improved industry productivity," says Brian Carter, Vice President, Genencor. "Genencor is dedicated to continued innovation for the ethanol industry."

About Genencor: Genencor International, a division of Danisco A/S, is a leading industrial biotechnology company that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

For further information, please contact:

David Bates, Tel.: +1 608 365 1112
Customer Relations, Tel. +1 800 847 5311

Read this release in Danish

Printed Friday, 28 July 2006 from
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14.

DANISCO

First you add knowledge...

20 June 2006 - 11:15

FY results announced with earnings before restructuring costs in Sugar as expected

Danisco recorded revuenue of DKK 20,912 million and satisfactory organic growth under the given trading conditions.

Notice no. 08/2006

Earnings before restructuring costs in Sugar as expected

- EBIT before special items and share-based payments rose 7% to DKK 2,372 million.
- The restructuring of Sugar in consequence of the EU sugar reform is so well advanced that the net cost of DKK 506 million was expensed in 2005/06, which is in line with our earlier announcement. Danisco *recorded revenue of DKK 20,912 million and satisfactory organic growth* under the given trading conditions.
- The integration of Genencor is progressing as planned.
- Danisco generated a strongly increased cash flow on the year before.

Results for 2005/06

Revenue grew 17% to DKK 20,912 million. Of the DKK 3.1 billion growth Genencor represented DKK 2.5 billion and Ingredients DKK 0.9 billion.

EBITDA before special items and share-based payments rose 10% to DKK 3,502 million equivalent to a margin of 16.7%. Including share-based payments EBITDA rose 8% to DKK 3,289 million, equivalent to an EBITDA margin of 15.7%.

EBIT before special items and share-based payments rose 7% to DKK 2,372 million, equivalent to an EBIT margin of 11.3%. Including share-based payments EBIT rose 3% to DKK 2,159 million, equivalent to an EBIT margin of 10.3%.

Special items came to a net expense of DKK 768 million of which the earlier announced restructuring in Sugar represented DKK 506 million as expected.

Consolidated profit was DKK 622 million against DKK 1,251 million the year before. Profit before share-based payments and after special items but before adjusting for the announced consequences of the EU sugar reform was DKK 1,214 million against DKK 1,344 million the year before. Profit was in line with expectations.

Outlook for 2006/07

Restructuring of Sugar: Expectations for 2006/07 are affected by the EU sugar reform. Outlook for Sugar in 2006/07 is in line with earlier announcements.

Revenue is expected at around DKK 21.0 billion with DKK 13.5 billion in Ingredients and DKK 7.5 billion in Sugar.

EBITDA before special items and share-based payments is expected at around DKK 3,250 million with DKK 2,550 million in Ingredients and DKK 850 million in Sugar after payment of the earlier announced production levy of DKK 100 million in 2006/07.

EBIT before special items and share-based payments is expected at around DKK 2,100 million with around DKK 1,800 million in Ingredients and DKK 450-500 million in Sugar after payment of the earlier announced production levy of DKK 100 million in 2006/07.

Special items are expected to be an expense of DKK 100-150 million.

Consolidated profit before share-based payments and after special items is expected at around DKK 1.0 billion.

Read the full release in English

Read the full release in Danish

Printed Friday, 28 July 2006 from
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15.

DANISCO

First you add knowledge...

26 June 2006 - 16:20

Danisco's Annual Report 2005/06 is now available

Danisco's Annual Report and profile brochure are available in both English and Danish along with an interactive flash module highlighting Danisco in your everyday life.

Danisco's Annual Report for 2005/06 is a summary of the financial year's activities.

You can view the interactive flash module and download the reports and profile in PDF from our Annual reports section.

For further information, please contact:

Hans Gregersen, Investor Relations Manager, tel.:+45 32 66 29 25

View the annual report in English

View the annual report in Danish

Printed Tuesday, 08 August 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/june/pressrelease_362_en.htm

16,


First you add knowledge...

12 July 2006 - 08:00

Danisco scientist receives international R&D award

Today, Dr. Karsten Bruun Qvist, Principal Senior Scientist in Innovation, Copenhagen, will be the first person in the Nordic region to receive the prestigious award from American Dairy Science Association.

Established back in 1980, the annual research and development award entitled "Danisco International Dairy Science Award of American Dairy Science Association (ADSA)" has for the first time ever gone to a Danisco employee.

Karsten Bruun Qvist will receive the award at ADSA's annual meeting in acknowledgement of his research mainly related to cheese and fermented milk technology and improvement of technological functionality of milk proteins.

Or as it says in ADSA's requirements for nomination: To recognise outstanding accomplishments in research and development outside the USA and Canada in chemistry, biochemistry, microbiology, technology and engineering pertaining to the dairy foods industries.

Welcome recognition

'The Danisco International Dairy Science Award is a well-deserved recognition of the important contributions Karsten has made to the field of dairy research.

Karsten has earned this award through two and a half decades of dedicated research published in well-recognised journals, and frequently cited by other leading international scientists in his field.

Karsten's research has repeatedly shown and explained how the use of enzymes can dramatically improve the functional properties of proteins.

Also, it has given important new insight, in some cases at a molecular level, into the texture of dairy products – from yoghurt to cheese,' explains Egon Bech Hansen, Vice President, Innovation Bioscience.

'At the same time we're very proud that this independent award now goes to a Danisco employee.

The fact that the award carries our name highlights our position within dairy and does not mean that we are involved in the selection of candidates. The award was renamed in connection with our acquisition of Rhodia,' Egon points out.

20 years of research

The international award for Karsten Bruun Qvist is not least the result of a splendid career, which started in the Royal Veterinary and Agricultural University, Denmark, (KVL), where he as professor of dairy technology founded a new dairy research institute and later also became the deputy manager of the Department of Food Science.

In 2004, Karsten joined Danisco as principal senior scientist after 17 years as professor of dairy technology at KVL.

Over the years, Karsten's research has constantly aimed at combining a dairy technology focus with a solid research approach, often in collaboration with companies like CP Kelco, Chr. Hansen, Novozymes and Danisco.

When asked how it was to make the switch from academic to industry research, Karsten says that he enjoys his current work in enzyme development, and then goes on to claim that when it comes to research, the difference between academia and industry is smaller than common belief would have it. After all, in both camps, research can only be important if it combines relevance and quality.

On 23 August, Danisco will host a research symposium at the Copenhagen Headquarters to celebrate the award. The symposium is titled 'Improving milk protein and dairy product functionality'.

For further information, please contact:
Media Relations on tel.: + 45 32 66 2926

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/july/pressrelease_363_en.htm

17.

DANISCO

First you add knowledge...

31 July 2006 - 13:00

Notification to shareholders of the Annual General Meeting 2006

The Annual General Meeting will be held on Thursday 24 August 2006 at 4.00 pm in Tivoli Concert Hall, Tivoli, Vesterbrogade 3, DK-1620 Copenhagen V, Denmark, with the following agenda:

1. The Board of Directors' report on the Company for the year ended
2. Submission of the audited Annual Report, and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations
3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report
4. Election of members to the Board of Directors
5. Resolutions proposed by the Board of Directors and shareholders
6. Election of one state-authorised public accountant to serve as auditor
7. Any other business

For more detailed information please read the PDF files below:

Download PDF: The Annual General Meeting agenda 2006 - English

Download PDF: The Annual General Meeting agenda 2006 - Danish

Printed Monday, 31 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/july/investor_196_en.htm

18.

DANISCO

First you add knowledge...

2 August 2006 - 13:30

Warrant programme: Issue of new shares

Warrant programme: Issue of 625 new shares

Notice no. 9/2006

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the fourth exercise period from 20 June 2006 to 18 July 2006 around 1% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 88%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 August 2006, the employees had subscribed and paid for 625 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 August 2006 Danisco effected a capital increase of 625 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 12,500. The share capital is increased from DKK 978,520,400 (corresponding to 48,926,020 shares of DKK 20 nominal value) to DKK 978,532,900 (corresponding to 48,926,645 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S, tel.: +45 3266 2912,
Media Relations, Danisco A/S, tel.: +45 3266 2913.

Read the full release in Danish here

Printed Wednesday, 02 August 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/august/investor_197_en.htm


DANISCO

First you add knowledge...


RECEIVED
2006 AUG 14 P 1:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28 April 2006 - 16:00

Leadership change in Danisco as of 1 May 2006

As announced on 11 August 2005, Tom Knutzen takes over as CEO of Danisco on 1 May 2006.

Notice no. 06/2006

Tom Knutzen joined the Executive Board on 1 February 2006.

Alf Duch-Pedersen will be deregistered as CEO of Danisco in the Danish Commerce and Companies Agency as at 1 May 2006. Alf Duch-Pedersen's services will be available to the company up until 31 August 2006 In compliance with an earlier agreement, the Board of Directors has decided to grant Alf Duch-Pedersen 50,000 share options with effect from 1 May 2006.

The options entitle Alf Duch-Pedersen to buy shares at a price corresponding to the average share price of the 10 trading days in the period 15-28 June 2006 (both days included) with a premium of 10% added.

The options may be exercised in the period 1 May 2009 to 30 April 2012. According to the Black & Scholes model, the theoretical value of the programme is around DKK 3.4 million (share price DKK 500, volatility 16%, dividend DKK 6.75, interest rate 4%).

Yours faithfully

Anders Knutsen
Chairman of the Board of Directors

ID code: DK0010207497

Read this release in Danish.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/investor_193_en.htm




DANISCO
First you add knowledge...


RECEIVED
2006 AUG 14 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2 May 2006 - 12:08

Warrant programme: Issue of new shares

Warrant programme: Issue of 1,575 new shares

Notice no. 7/2006

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the third exercise period from 20 March to 17 April 2006 around 6% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 87%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 May 2006, the employees had subscribed and paid for 1,575 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 May 2006 Danisco effected a capital increase of 1,575 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 31,500. The share capital is increased from DKK 978,488,900 (corresponding to 48,924,445 shares of DKK 20 nominal value) to DKK 978,520,400 (corresponding to 48,926,020 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Hans Gregersen, Investor Relations Manager, tel. +45 3266 2912
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2913

Read the full release in Danish here

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/investor_194_en.htm

3.

DANISCO
First you add knowledge...

20 June 2006 - 11:15

FY results announced with earnings before restructuring costs in Sugar as expected

Danisco recorded revuenue of DKK 20,912 million and satisfactory organic growth under the given trading conditions.

Notice no. 08/2006

Earnings before restructuring costs in Sugar as expected

- EBIT before special items and share-based payments rose 7% to DKK 2,372 million.
- The restructuring of Sugar in consequence of the EU sugar reform is so well advanced that the net cost of DKK 506 million was expensed in 2005/06, which is in line with our earlier announcement. Danisco recorded revenue of DKK 20,912 million and satisfactory organic growth under the given trading conditions.
- The integration of Genencor is progressing as planned.
- Danisco generated a strongly increased cash flow on the year before.

Results for 2005/06

Revenue grew 17% to DKK 20,912 million. Of the DKK 3.1 billion growth Genencor represented DKK 2.5 billion and Ingredients DKK 0.9 billion.

EBITDA before special items and share-based payments rose 10% to DKK 3,502 million equivalent to a margin of 16.7%. Including share-based payments EBITDA rose 8% to DKK 3,289 million, equivalent to an EBITDA margin of 15.7%.

EBIT before special items and share-based payments rose 7% to DKK 2,372 million, equivalent to an EBIT margin of 11.3%. Including share-based payments EBIT rose 3% to DKK 2,159 million, equivalent to an EBIT margin of 10.3%.

Special items came to a net expense of DKK 768 million of which the earlier announced restructuring in Sugar represented DKK 506 million as expected.

Consolidated profit was DKK 622 million against DKK 1,251 million the year before. Profit before share-based payments and after special items but before adjusting for the announced consequences of the EU sugar reform was DKK 1,214 million against DKK 1,344 million the year before. Profit was in line with expectations.

Outlook for 2006/07

Restructuring of Sugar: Expectations for 2006/07 are affected by the EU sugar reform. Outlook for Sugar in 2006/07 is in line with earlier announcements.

Revenue is expected at around DKK 21.0 billion with DKK 13.5 billion in Ingredients and DKK 7.5 billion in Sugar.

EBITDA before special items and share-based payments is expected at around DKK 3,250 million with DKK 2,550 million in Ingredients and DKK 850 million in Sugar after payment of the earlier announced production levy of DKK 100 million in 2006/07.

EBIT before special items and share-based payments is expected at around DKK 2,100 million with around DKK 1,800 million in Ingredients and DKK 450-500 million in Sugar after payment of the earlier announced production levy of DKK 100 million in 2006/07.

Special items are expected to be an expense of DKK 100-150 million.

Consolidated profit before share-based payments and after special items is expected at around DKK 1.0 billion.

Read the full release in English

Read the full release in Danish

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/june/investor_195_en.htm

4.

DANISCO

First you add knowledge...

2 August 2006 - 13:30

Warrant programme: Issue of new shares

Warrant programme: Issue of 625 new shares

Notice no. 9/2006

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the fourth exercise period from 20 June 2006 to 18 July 2006 around 1% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 88%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 August 2006, the employees had subscribed and paid for 625 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 August 2006 Danisco effected a capital increase of 625 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 12,500. The share capital is increased from DKK 978,520,400 (corresponding to 48,926,020 shares of DKK 20 nominal value) to DKK 978,532,900 (corresponding to 48,926,645 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S, tel.: +45 3266 2912,
Media Relations, Danisco A/S, tel.: +45 3266 2913.


Read the full release in Danish here


RECEIVED
2006 AUG 14 P 1:25

DANISCO

First you add knowledge...

4 April 2006 - 08:43

Danisco launches new and improved Partnerweb e-business solution

Danisco has relaunched Partnerweb, its online centre for knowledge and news about food ingredients, with a fresher design, simpler structure and new features.

Improved navigation and a clear overview secures Danisco customers even easier access to valuable information.

Targeted at selected Danisco customers, Partnerweb provides everything customers need to know to increase the value of existing products or develop new products that satisfy changing consumer demands.

Benefits

Registered users benefit from:

- up-to-date news, trends and concepts relevant to their industry
- downloadable product descriptions, technical data and application literature
- brochures, presentations and other marketing literature
- formulations with potential health and nutrition claims, as determined by local food regulations.

New features

Partnerweb is now divided into three sections – Technical Literature, Ingredients Finder and Market Trends & News - each designed to add value to product innovation processes.

Want to join?

Do you want to join the new and improved world of Danisco Partnerweb and are you an existing Danisco customer? Contact your Danisco **sales contact** for further information.

For further information, please contact:

Anette Trier Madsen, tel: +45 89 43 50 00

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/pressrelease_351_en.htm



DANISCO

First you add knowledge...

5 April 2006 - 15:15

Advances in animal nutrition help producers to fulfil consumer demand for leaner meat

Changing global consumer trends are increasing the pressure on pig and poultry producers to harness the potential of the latest developments in livestock nutrition in order to remain competitive, according to Danisco Animal Nutrition, one of the world's leading feed ingredient specialists.

"The quest for healthier lifestyles is bringing about major changes in terms of what consumers look for when buying meat.

The global trend towards leaner meat is reflected in what retailers are demanding from meat processors and, in turn, what they require from poultry and pig producers," explains Andrea Barletta, the company's Global Marketing Director.

"Advances in genetics have already played a key role in helping producers to reduce costs by substantially enhancing the animal's ability to efficiently utilise feed and generate a higher percentage of lean meat. However, this is only part of the story, as nutrition also plays a key role.

A new generation of scientifically-proven specialist feed ingredients, such as *betaine and enzymes, are becoming vital to optimise nutrition and exploit the full* potential of today's high genetic merit pigs and poultry, producing the leaner meat which health-conscious consumers are demanding."

Betaine is increasingly used to improve production efficiency, carcass quality and ease of processing, whilst reducing costs. Betafin®, Danisco Animal Nutrition's own form of natural betaine, is extracted from sugar beet then highly purified using patented chromatographic separation techniques.

Betaine's energy boosting properties help to fuel lean growth. This has been demonstrated in a series of trials with Betafin.

On average, Betafin improved lean meat percentage in pigs by 1.5%, increased turkey breast yield by around 3% and broiler breast yield by 4%.

In addition, betaine's beneficial effects on gut structure aid nutrient digestion and absorption, contributing to improved, more consistent performance in pigs and poultry whilst offering potential benefits to processors by improving gut strength.

Worldwide trials conducted by Danisco Animal Nutrition have also demonstrated that the addition of the company's Porzyme® enzyme products to pig diets improves the uniformity of growth and the lean meat percentage by releasing more nutrients from the feed.

On average, Porzyme reduced variability in final liveweight in piglets by 31% and in grower/finisher pigs by 27%. A series of nine trials showed that Porzyme increased lean meat percentage by an average of1.5%, helping pigs to get closer to their full genetic potential and at the same time improving producer profitability.

For further information, please contact:

Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition
Tel: +44 (0) 1672 517777, e-mail: andrea.barletta@danisco.com

Julian Cooksley, Account Manager, Kendalls Communications
Tel: +44 (0) 1394 610022, e-mail: julian.cooksley@kendallscom.co.uk

About Danisco's Animal Nutrition division

Danisco Animal Nutrition, a division of leading global food ingredient specialist Danisco A/S (Denmark), pioneered the development and use of enzymes and betaine in animal nutrition.

Their products are now widely used by poultry and pig producers throughout the world. The company's mission is to deliver innovative, sustainable solutions that increase the efficiency and safety of the food production chain in an environmentally responsible way.

NOTES FOR EDITORS

A high-resolution image of Andrea Barletta, Global Marketing Director, Danisco Animal Nutrition, is available from jo.bowron@kendallscom.co.uk

---


DANISCO
First you add knowledge...

7 April 2006 - 13:11

Enzymes concentrate high quality juice

Danisco builds on last year's Genencor acquisition with the launch of a new enzyme range for fruit processing

Leading food enzymes supplier Danisco has reinforced its range with new, cost-effective enzymes for high quality, high yield and high capacity production of fruit juice concentrates.

PEKTOZYME™ Pectolytic Enzymes have been developed to meet the needs of apple, pear and citrus fruit processing.

Danisco's enzyme capabilities gained new strength with the acquisition of top biotechnology company Genencor last year - an acquisition that has provided great opportunities for value-adding synergy based on the two companies' now combined expertise.

The benefits of the union are also evident in the technical service that accompanies PEKTOZYME™, ensuring optimum performance and trouble-free application.

Functional gains

In citrus fruit processing, Danisco's pectinases give a stable cloud in the final product.

Application during the extraction process facilitates the release of juice and solids from the whole fruit, increasing yield and improving cost efficiency. The enzyme's ability to reduce pectin content and viscosity also minimises the risk of jellification during fruit juice concentration and storage.

Apple and pear processing is eased by adding pectinase to the fruit mash.

The reduced mash viscosity leads to increased yield and optimised processing capacity. Less waste pomace and easier cleaning of fruit presses are other value-adding advantages.

Danisco also supplies enzymes for wine, beer, bakery and culitnary applications. A wide range of enzymes is available for non-food applications.

For more information, please contact:
Global Product Manager, Werner Speiser. tel: +41 32 438 80 42

For a high resolution image to be used in this release only, please contact:
Annette Madsen, tel: +45 89 43 50 00

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/businessupdate_71_en.htm



DANISCO

First you add knowledge...

10 April 2006 - 10:59

Danisco's HOWARU™ Bifido brings the probiotic touch to Marks & Spencer's yoghurt and dairy beverage ranges

Another noticeable success for Danisco's HOWARU™ probiotic range as Marks & Spencer adds HOWARU Bifido to all its yoghurt and smoothie range.

Pre-tested in October 2005, the full range is now available in all Marks & Spencer's outlets.

"This new probiotic range is the outcome of the partnership between two companies that are both setting industry-leading health standards, one in food retailing, the other in probiotic cultures.", says Patrick Veau, Danisco Cultures Global Dairy Director.

"Including HOWARU Bifido in all our yoghurt and smoothies is part of our overall effort towards encouraging customers to eat more healthily", says Claire Hughes, nutritionist for Marks & Spencer.

"We selected Danisco as our partner for probiotics as they provide top quality strains and HOWARU™ Bifido, which is exclusive to Marks & Spencer for the UK, and has been substantiated with clinical trials", Claire adds.

As part of its probiotic offer, Danisco provides a unique turnkey marketing concept.

The HOWARU™ concept is based on highly documented probiotic strains adding up more than 20 clinical studies: HOWARU™ Bifido & Rhamnosus are recognized for their immune-modulating properties and HOWARU™ Acidophilus has long-proven its efficacy on gut health.

The concept also comprises a consumer-friendly brand and logo supported by a global consumer educational and promotional programme.

This unique HOWARU™ probiotic licence concept allows private labels or dairy manufacturers to tap the double-digit growing probiotic-enriched food market. In 2005, this market represented EUR 10B* worldwide mostly in dairy applications.

* Danisco estimates

For more information, please contact:

Nathalie Brosse +33 1 56 60 47 26

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/pressrelease_354_en.htm




RECEIVED
2006 AUG 14 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE
5.

10 April 2006 - 14:00

Genencor International sponsors inaugural fuel bioethanol congress in Russia

Genencor International announced today it would sponsor the First Fuel Bioethanol Congress in Russia on April 20 at the Le Royal Meridien National Hotel in Moscow.

The goal of the congress is to provide stakeholders from Russia, Ukraine, Kazakhstan and other Commonwealth of Independent States (CIS) a forum for information sharing about the rapidly developing bioethanol industry.

A number of leading fuel ethanol industry experts from Europe, the United States and Russia plan to hold workshops on topics including: the world fuel ethanol market; new enzyme technology and the Russian oil and auto industry position on bioethanol.

The congress is organized under the support of the Russian State Duma, Ministry of Agriculture of Russia, Ministry of Economic Development and Trade, Ministry of Industry and Energy, Russian Grain Union and the Russian Biotechnology Organization.

"Russia and the former Soviet Union has a wealth of agricultural resources needed to produce alternative fuels and some governments are already promoting the use of alternative fuels but more can be done," said Liekel Faber, head of the Russian office for Genencor.

"This event strives to bring together experts from industry and government to share information and resources about how this region of the world can capitalize on the growing interest in producing bioethanol."

For more information, please contact:

Alex Ablaev at alex.ablaev@danisco.com.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/pressrelease_353_en.htm

6.



First you add knowledge...

19 April 2006 - 10:15

Top performance is trans-free

Danisco launches a series of uncompromising solutions for trans-free fats in Europe

Danisco has all-round capabilities when answering needs for trans-free oils and fats with no compromise on processing or product performance.

Now the leading functional ingredient supplier has launched a campaign to raise awareness of the opportunities within the European food industry.

Using its knowledge of fats, emulsifiers and their functionality in food applications, Danisco has developed a range of emulsifier blends that restore full processing and performance functionality to trans-free oils and fats, optimising production capacity and improving the overall quality of the final food product.

"Our aim is to tell manufacturers that we are fully aware of the issues they face in relation to trans fatty acids and that we have the knowledge and expertise to help them solve them," says Industry Marketing Manager Dorte Petersen.

Problems solved

The blends solve the problems experienced by many European manufacturers of fats and oils, fine bakery products and confectionery who have replaced trans-rich partially hydrogenated fats with trans-free palm oil fractions and interesterified fats.

While existing trans-free alternatives can contribute a similar solid fat content to partially hydrogenated fats, the often slower crystallisation speed and inferior performance in final food applications reduce production capacity and may increase costs.

Danisco's GRINDSTED® CRYSTALLIZER Emulsifier blends have been specially developed to secure fast fat crystallisation, enabling manufacturers to get the most out of their production line and enhancing fat performance in pastries, cakes and fat-based fillings for confectionery and fine bakery.

"We also provide technical support in developing trans-free and low-trans solutions with full, all-round functionality," says Dorte Petersen.

The trans fatty acid debate

Trans fatty acids can be found in their highest concentrations in fats that have been subject to partial or selective hydrogenation, a process that gives the fats a series of desirable characteristics.

Since scientific studies have revealed the negative influence of trans fatty acids on blood cholesterol, food manufacturers have been under increasing pressure from consumers, retailers and legislators to remove them from their products.

Legislation that either sets a maximum limit for the trans fatty acid content of food products or lays down labelling requirements is today enforced in a number of countries around the globe.

For more information, contact:

Dorte Petersen, Industry Marketing Manager, tel: + 45 89 43 50 00

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/businessupdate_73_en.htm

7.


DANISCO
First you add knowledge...


RECEIVED
2006 AUG 14 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28 April 2006 - 16:00

Leadership change in Danisco as of 1 May 2006

As announced on 11 August 2005, Tom Knutzen takes over as CEO of Danisco on 1 May 2006.

Notice no. 06/2006

Tom Knutzen joined the Executive Board on 1 February 2006.

Alf Duch-Pedersen will be deregistered as CEO of Danisco in the Danish Commerce and Companies Agency as at 1 May 2006. Alf Duch-Pedersen's services will be available to the company up until 31 August 2006 In compliance with an earlier agreement, the Board of Directors has decided to grant Alf Duch-Pedersen 50,000 share options with effect from 1 May 2006.

The options entitle Alf Duch-Pedersen to buy shares at a price corresponding to the average share price of the 10 trading days in the period 15-28 June 2006 (both days included) with a premium of 10% added.

The options may be exercised in the period 1 May 2009 to 30 April 2012. According to the Black & Scholes model, the theoretical value of the programme is around DKK 3.4 million (share price DKK 500, volatility 16%, dividend DKK 6.75, interest rate 4%).

Yours faithfully

Anders Knutsen
Chairman of the Board of Directors

ID code: DK0010207497

Read this release in Danish.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/investor_193_en.htm

8.

DANISCO

First you add knowledge...

28 April 2006 - 17:00

Genencor to provide I-MUNE® assay evaluation services to biomarin pharmaceutical inc.

Method for determining immunogenicity could enhance development of protein therapeutics.

Genencor International, Inc. announced today it has signed a contract research agreement with BioMarin Pharmaceutical Inc., (NASDAQ and SWX: BMRN) for the use of Genencor's proprietary i-mune® assay platform to determine the potential immunogenicity of a preclinical therapeutic protein drug candidate.

Genencor's i-mune assay technology is an epitope identification tool that provides predictive information on the immunogenicity of protein therapeutics.

"Our i-mune assay technology has proven to be an effective method in assessing the potential immunogenicity of protein-based therapeutics in the early, pre-clinical stages," said Michael Arbige, Ph.D., senior vice president, Technology, for Genencor.

"BioMarin now joins a growing list of pharmaceutical and biotechnology companies that have either licensed or contracted i-mune® assay technology from Genencor".

Genencor is offering the i-mune assay platform for therapeutic development through either contract research services or non-exclusive technology licenses.

Protein therapeutics is a growing pharmaceutical segment accounting for more than $20 billion in US-based revenues in 2005.

All therapeutic proteins, even human or humanized, have the potential to elicit an adverse immune response in some patient populations.

In most cases, exposure to a therapeutic protein has no deleterious effects, but in some cases exposure to the protein can result in the generation of protein-specific antibodies.

Prediction of the relative immunogenicity in the early stage of drug development represents an opportunity for improving the safety and efficacy of therapeutic protein products.

Epitopes, which are identified via the i-mune assay, can be re-engineered achieving an immuno-optimized protein with reduced immunogenicity in humans.

Genencor collaborates with other companies by bringing its proprietary i-mune assay technology and technical expertise in immunogenicity assessment to its partner's product candidates.

Genencor provides contract i-mune assay evaluations for pharmaceutical, personal care and agri-based companies developing protein-based products.

In addition, Genencor can provide non-exclusive licenses to the i-mune assay technology enabling faster internal development of safe and effective immuno-optimized protein-based products.

For more information on the i-mune assay technology contact:
Richard J. LaDuca, Ph.D., Senior Director, Technology/Business Development
Tel. + 1 (650) 846-7537

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/pressrelease_356_en.htm

9.


DANISCO
First you add knowledge...

1 May 2006 - 08:30

New distributors for Danisco's feed betaine

Danisco Animal Nutrition is pleased to announce that they have appointed new distributors for Betafin® feed betaine in Poland, Italy, Spain, Benelux and Portugal, effective from the 1st May 2006.

Danisco will be represented in Poland by Noack SP.Z.O.O., in Italy by Farmer S.p.A., in Spain by Andersen S.A., in Benelux by Biochem GmbH and in Portugal by Reagro S.A.

"Each of these companies has an excellent reputation for serving the feed industry with ingredients and additives for animal nutrition and health.

We already have long and successful relationships with each of these companies and are delighted that they are extending their portfolio to include Betafin" comments Neils Otto Damholt, Regional Director for Danisco Animal Nutrition.

Danisco Animal Nutrition pioneered the development and use of enzymes and betaine in animal nutrition. Its products are now widely used by poultry and pig producers globally.

As the largest producer in the world, Danisco manufacture highly purified forms of natural betaine using patented chromatographic separation processes.

Benefits of Betafin for the pig and poultry industry include lower feed costs, more consistent pig and poultry production and more premium priced lean meat.

As leaders in delivering the greatest value from betaine, Danisco's unique Betacheck™ service provides customised recommendations on betaine use according to the type and quality of ingredients used in the feed.

For further information please contact:

Danisco www.danisco.com/animalnutrition
email:info.animalnutriton@danisco.com
Noack (Poland) http://www.noackgroup.com/ email: poland@noackgroup.com
Farmer (Italy) http://www.farmer.it/ email: info@farmer.it
Andersen (Spain) http://www.andersensa.com/ email: andersen@andersensa.com
Biochem (Benelux) http://www.biochem.net/ email: info@biochem.net
Reagro (Portugal) email: geral@reagro.pt

For further information about this release, please contact:
Andrea Barletta, Global Marketing Director Danisco Animal Nutrition, tel: +44 (0) 1672 517777. Email: andrea.barletta@danisco.com

Julian Cooksley, Account Manager Kendalls Communications, tel: +44 (0) 1394 610022. Email: julian.cooksley@kendallscom.co.uk

For a high resolution image of Neils Otto Damholt, Regional Director, Danisco Animal Nutrition, please contact:
jo.bowron@kendallscom.co.uk

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/businessupdate_74_en.htm

10.


DANISCO
First you add knowledge...

2 May 2006 - 12:08

Warrant programme: Issue of new shares

Warrant programme: Issue of 1,575 new shares

Notice no. 7/2006

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the third exercise period from 20 March to 17 April 2006 around 6% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 87%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 May 2006, the employees had subscribed and paid for 1,575 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 May 2006 Danisco effected a capital increase of 1,575 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 31,500. The share capital is increased from DKK 978,488,900 (corresponding to 48,924,445 shares of DKK 20 nominal value) to DKK 978,520,400 (corresponding to 48,926,020 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Hans Gregersen, Investor Relations Manager, tel. +45 3266 2912
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2913

Read the full release in Danish here

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/investor_194_en.htm

11.

DANISCO

First you add knowledge...

2 May 2006 - 16:00

Ethanol from paper pulp

Genencor announces French Government funded project

Genencor International, a subsidiary of Danisco A/S, today announced its participation in a research consortium to develop economic ethanol production from paper pulp through the use of know-how and infrastructure of the French forest products industry.

The 1.2 million euros project is sponsored by the French National Research Program for Bioenergy (PNRB, ANR) and managed by ADEME.

The French National Research Agency will provide 50% of the funding to the partners. Besides Genencor, other partners include: Tembec R&D Kraft, INSA Toulouse's Laboratory for Biotechnology & Bioprocessing, and the University of Bordeaux's Pine Institute. The Pine Institute is the project leader and coordinator.

The project's objective is to deliver at the end of its three-year term, a baseline study of the technical and economic results of a small pilot plant installed at a pulp mill with a special focus on waste minimization of the milling process.

Genencor will provide its advanced biomass cellulases and application expertise to optimize the enzymatic hydrolysis of various paper pulp samples provided by Tembec and the Pine Institute. In addition to providing substrate samples, Tembec will also analyze the economics to evaluate the system for commercial deployment by the pulp industry.

INSA's Laboratory for Biotechnology and Bioprocessing will provide fermentation expertise through its Microbiology Engineering Team. The Pine Institute will share its expertise in pulping and handling; and, in lignocellulose analysis and characterization.

"This is an excellent project to establish the viability of an advanced cellulosic biorefinery for ethanol production," said Jack Huttner, vice president of Genencor.

"Genencor has been working at the bench scale in lab conditions on one part of the technical challenge. This project links us with others in the value chain to integrate several unit operations into a whole system-level design. This is a critical step in the development of advanced biorefineries attached to the paper pulp industry."

"France is one of the leaders in the forest product industry and in related technical applications research," said Jean-Claude Pommier, Executive President of the Strategic Committee at the Institut du Pin – Universite de Bordeaux.

"We believe adding a biorefinery capacity to the paper pulp industry will be a sustainable innovation that will have broad impact. We appreciate ANR's support and anticipate making a significant contribution to the field."

For further information, please contact:

Genencor: Jack Huttner, +1 585 256 5272
Institute du Pin: Jean-Claude Pommier +33 (0) 6 64 02 43 37

About TEMBEC

Tembec is a leading integrated forest products company, with extensive operations in North America and France. With sales of approximately $3.8 billion and some 10,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces silvichemicals from by-products of its pulping process and specialty chemicals.

Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care.

The Tembec Pulp Group consists of eleven business units, with products divided between kraft pulp, high yield pulp and specialty cellulose pulp. Total annual capacity from our pulp mills in Canada and France has grown to over 2.4 million tonnes, making Tembec one of the top 3 market pulp producers in the world. Tembec R&D Kraft is the research centre of Tembec Pulp Group located in south of France and dedicated to kraft pulp. **Additional information is available at** www.tembec.com.

About INSA-Toulouse

INSA-Toulouse is a Grande Ecole for Engineers. With 11 distinguished research laboratories and nine different PhD programs, INSA is at the forefront of applications research and engineering. INSA's Laboratory for Biotechnology and Bioprocessing specializes in industrial microbiology and biocatalysis. It is closely linked with the Regional Center of Innovation and Technology Transfer (CRITT) a technology park and incubator company for the Midi-Pyrenees region.

About the Institute du Pin

Affiliated with the University of Bordeaux, the Institute du Pin is a technical research center conducting important research on wood material, wood chemistry, paper and chemical analysis. Applications research in wood by-products, materials composites and environmental analysis is highly regarded around the world.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/april/pressrelease_355_en.htm

12.


DANISCO
First you add knowledge...


RECEIVED
2006 AUG 14 P 1:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

4 May 2006 - 16:40

Sweeteners and Sugar Alternatives in Food Technology

Blackwell Publishing is pleased to announce the publication in June 2006 of Sweeteners and Sugar Alternatives in Food Technology, edited by Helen Mitchell, Director of Applications at Danisco Sweeteners, UK.

Food scientists, technologists and manufacturers can find out all they need to know about sugar reduction and replacement in a new book entitled Sweeteners and Sugar Alternatives in Food Technology, edited by Helen Mitchell, Director of Applications at Danisco Sweeteners, UK.

Sugar replacement and improving the nutritional status of food products are now major driving forces in new product development.



This book provides a comprehensive overview of sweetening and bulking solutions and the nutritional enhancement of foods.

Manufacturers should find it a key source of information for the production of appealing low sugar, no added sugar, sugar free, reduced calorie, high fibre, low glycaemic and toothfriendly food products with a range of corresponding consumer health benefits.

Hardback / 424 pages / ISBN 1405134348

This title can be purchased from Blackwell Publishing, c/o Marston Book Services, PO Box 269, Abingdon, Oxfordshire OX14 4YN, UK
Fax: 44 (0) 1235 465555. e-mail: direct.order@marston.co.uk

For further details of this publication and a high resolution image of the front cover, please visit:
www.blackwellfood.com/1405134348
or contact Colin Robertson at: colin.robertston@oxon.blackwellpublishing.com

Printed Friday, 28 July 2006 from
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13.

DANISCO

First you add knowledge...

5 May 2006 - 15:53

Danisco website comes first in survey of Danish companies communicating image over the web

A survey of online branding amongst the top 100 Danish companies conducted by NNIT, rated Danisco number 1 as published in the Danish magazine, Berlingske Nyhedsmagasin, today.

NNIT evaluated the companies' websites based on four criteria:

- Identity and values
- Business
- Target groups and segmentation
- Functionality and technology

Camilla Gullits, responsible for the survey from NNIT says: "We started discussing how much - and how little - Danish companies make use of the enormous potential of the Internet."

In the survey, Danisco ranks top for communicating its brand and image.

Berlingske Nyheds Magasin states that danisco.com is Denmark's best company at using the Internet to communicate the Danisco image to investors, job seekers, journalists, partners and ordinary users.

To see the survey results, follow this link to the online Berlingske Nyheds Magasin (in Danish).

For further information, please contact:

Camilla Gullits, NNIT, tel. +45 3079 0354

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/pressrelease_357_en.htm

14.

DANISCO

First you add knowledge...

5 May 2006 - 12:32

Cheese World 2006

Danisco Cultures innovates with the launch of its new CHOOZIT™ 730 breakthrough culture range for Dutch and continental cheeses.

During Cheese World 2006, Danisco Cultures will launch its new CHOOZIT™ 730 DVI (Direct Vat Inoculation) range tailored to Dutch and continental cheeses such as Gouda, Edam and other Schnittkäse types.

This new range gives cheese a desirable buttery yet slightly matured flavour only after three-week production. In laboratory and sensory tests, cheeses made with CHOOZIT™ 730 starters compare highly favourably with leading gold-medal winners.

The flavour intensity also gradually develops, with no hint of unpleasant off-flavours or bitterness even after a 12-week maturation process. This exceptional flavour stability contributes to the storage characteristics that make cheese suitable for sale over a longer period.

Comprising three bacteriophage-unrelated starters, the CHOOZIT™ 730 range benefits from Danisco's high quality DVI system which is comparable to existing bulk systems in terms of cost-in-use as well as cheese quality but offers additional advantages:

- Reducing downgrades due to starter performance;
- Optimising production efficiency;
- Avoiding costly investment in line expansion.

This introduction complements the existing CHOOZIT 710 range for Tilsitter and Havarti cheese types which demonstrates Danisco's expertise in yellow cheeses.

With next to 2 million tonnes produced yearly in Europe, Dutch and continental cheeses enjoy one of the highest growth rates in the cheese market.

For more information, please contact :

Nathalie Brosse +33 1 56 60 47 26

15.

DANISCO

First you add knowledge...

16 May 2006 - 10:08

Danisco Sweeteners speaker highlights Litesse® at Behr's Seminar, Functional Food and Supplementary Food

Christof Kruger from Danisco Sweeteners Germany, lectured on "Sugar Substitutes for Reduced Glycaemic Confectionery", in which he highlighted the properties and applications of Litesse®.

Moderator of the seminar was Prof. Dr. Erbersdobler, former president of the German Society for Nutrition and presently editor of the nutrition journal "Ernaehrungsumschau".

This seminar was attended by 50 participants, mainly product development and marketing managers from the German and Swiss food industry.

The lecturers were university professors and food industry experts.

For further information, please contact:

Sarah Jane Carrick, Communications Manager, Danisco Sweeteners, tel: +44 1737 773732

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/businessupdate_77_en.htm

16.

DANISCO

First you add knowledge...

16 May 2006 - 13:53

Danisco strengthens its position on the European market for frozen cultures with the start-up of its new capacity in Germany

On 12 May 2006, Danisco Cultures inaugurated the new frozen cultures state-of-the-art capacity at its German site in Niebüll in the presence of the Prime Minister of Schleswig-Holstein and other representatives of local authorities.

For an investment of EUR 7 million, this major project, now up and running within specifications, cost and schedule, enables Danisco to increase significantly its capacity for frozen pellets thanks to a new process equipment and the expansion of ultra-cold storage.



Beyond capacity expansion, strong emphasis was made on quality and safety in these new facilities with the implementation of highly demanding tests throughout production and a new cleaning process.

"This project is part of our global strategy to gain an even stronger foothold in the frozen cultures area, particularly for the fresh dairy industry. Niebüll is now our European growth platform for high quality frozen cultures", says Fabienne Saadane-Oaks, President, Danisco Cultures

In Niebüll, Danisco currently manufactures around 200 lactic bacteria and houses both an Innovation Center and a Production and Logistic site.

Danisco Cultures, a division of the Danisco group, produces cultures in six sites around the world: Niebüll in Germany, Sassenage, Dangé Saint Romain and Epernon in France, Olsztyn in Poland, and Madison in the United States.

For more information and a high resolution image, please contact:

Nathalie Brosse +33 1 56 60 47 26

Printed Friday, 28 July 2006 from
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17.

DANISCO

First you add knowledge...

17 May 2006 - 12:37

New opportunities for top trans-free performance

Danisco extends its range of solutions for trans-free fats for the European market

The positive market response to Danisco's initial wave of trans-free fat fillings and cake shortening has raised expectations on the launch of two more trans-free application opportunities - for puff pastry and cake and cream margarine.

All part of the GRINDSTED® CRYSTALLIZER Emulsifier Blends range, the solutions improve the crystallisation and performance of trans-free fats and optimise production capacity. In most cases, the overall quality of the final food product is also enhanced.

"Our aim is to continue increasing the applications covered by this range in order to help manufacturers solve the issues they face in relation to trans fatty acids. With this trans-free campaign, we want to tell manufacturers that we have the commitment, knowledge and expertise to optimise their production," says industry marketing manager Dorte Petersen.

The blends come to the aid of producers of bakery and filling fats who have replaced trans-rich partially hydrogenated fats with trans-free palm oil fractions and interesterified fats. Due to the slower crystallisation rate of these trans-free alternatives, many now experience reduced capacity and increased costs.

By speeding up fat crystallisation, Danisco's GRINDSTED® CRYSTALLIZER enables manufacturers to get the most out of their production line and secure top fat performance – opportunities today available to puff pastry and cake and cream margarine as well as cake shortenings and fat fillings.

"We have ensured that puff pastry and cake and cream margarines made with our latest blends continue to provide a superior performance in the final applications.

For croissants, we can even show improved lamination when puff pastry margarine contains GRINDSTED® CRYSTALLIZER," says Dorte Petersen.

The trans fatty acid debate

Trans fatty acids can be found in their highest concentrations in fats that have been subject to partial or selective hydrogenation, a process that gives the fats a series of desirable characteristics.

Since scientific studies have revealed the negative influence of trans fatty acids on blood cholesterol, food manufacturers have been under increasing pressure from consumers, retailers and legislators to remove them from their products.

Legislation that either sets a maximum limit for the trans fatty acid content of food products or lays down labelling requirements is today enforced in a number of countries around the globe.

For more information, please contact:

Dorte Petersen, Marketing Manager tel. + 00 45 89 43 54 97

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/may/businessupdate_79_en.htm

18.

DANISCO

First you add knowledge...

19 May 2006 - 12:10

Danisco develops super low-fat ice cream

Danisco can now offer customers and consumers ice cream with less than 1% fat.

Based on its CREMODAN® IcePro technology, preventing unwanted ice crystals from forming in ice cream, Danisco has developed a new ingredient blend, which ensures the same creamy mouthfeel traditionally achieved by using fat.

There is increasing focus on obesity in Europe, and tasty low-fat foods are therefore in demand. However, consumers will only choose low-fat ice cream if the quality is just as high as in products with a high fat content, and the new CREMODAN® IcePro makes this possible.

'With CREMODAN® LF IcePro, consumers can enjoy ice cream with hardly any fat but with the same smooth texture, and ice cream manufacturers can actually benefit from cost savings by applying the new ingredient blend.

In addition, the quality of the ice cream is long-lasting, as the blend prevents the formation of unwanted ice crystals,' says Jens Holstborg, Director Global Product Management

CREMODANâ LF IcePro has already been launched in the US where it was well received. Now it is being introduced in Europe, opening up for super low-fat ice cream in the European market next summer.

The European market for ice cream ingredients makes up around DKK 400 million. The current market share for low-fat ice cream is a modest 1.5%, but with growing concern over obesity and the possibility of producing tasty ice cream based on the CREMODAN® IcePro technology, Danisco estimates that low-fat ice cream may in time account for up to 25% of the total market.

For further information, please contact:

Jens Holstborg, Director Global Product Management, tel. +45 8943 5504
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2926

Printed Friday, 28 July 2006 from
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19.


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2006 AUG 14 P 1:25
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DANISCO

First you add knowledge...

6 June 2006 - 10:00

Danisco A/S and Novozymes A/S reach settlement

Danisco A/S and Novozymes A/S are pleased to announce that a settlement has been reached in the dispute concerning the entitlement to patent rights for certain types of baking enzyme (lipases), and infringement of patent rights for the same in the USA.

The settlement enables both companies to remain in the global market for these types of baking enzyme (lipases).

The parties are pleased that the cases, which had been pending since 2001, are now closed.

Danisco A/S and Novozymes A/S have agreed not to publish any details of the cases or the settlement.

For further information, please contact:

Jan Sindesen, President, Specialities, tel. +45 3266 2000
Carl Johan Corneliussen, Media Relations Manager, tel. +45 3266 2926

About lipase

Lipase is an enzyme which breaks down fats. Lipases are used in a number of industries, including the baking industry, where the enzyme gives the bread a number of desirable characteristics, for example a more stable dough, better crumb structure and increased bread volume.


Read this release in Danish

20.


RECEIVED
DANISCO
First you add knowledge...
2006 AUG 14 P 1:05

13 June 2006 - 11:14

Sirex – sweetness with fibre

New snack bar concept with syrup and Fibrex®

In our search for new and unusual ideas, our creative employees have developed a new concept for using syrup and Fibrex®.

We investigated the possibility of combining the functionality and taste of syrup with the functionality and texture of Fibrex®. And the result is a snack bar product based on natural raw material that is rich in fibre.

It was developed as a snack bar product partly because of the increasing demand for between-meal products combining the healthiness of ingredients such as fibre and fruit with delicious taste, but also because of the belief in the synergy between two products from the same raw material - the sugar beet.





Syrup comes in several varieties: from completely white syrup with its pure sugar taste, through yellow syrup with its more caramel taste, to completely dark syrup with more of a liquorice taste.

This broad range of products gives a wealth of possibilities for varying colour and taste in the final end-product. Fibrex® comes in several different particle sizes, from very finely ground (0.032 mm) to flakes (0.5-1 cm), but all with a dietary fibre content of 73 g per 100 g, of which two thirds is insoluble and one third is soluble.

The particle size gives the option to play around with the structure and texture of the final end-product as well as increasing the fibre content.

In this product, which has 9 g dietary fibre per 100 g, the taste and colour of the syrup are complemented by the texture and fibre content of Fibrex®.

The result is a product with just a few natural ingredients. Colour, taste, texture and composition can obviously be varied according to the desired end-product.

Nutritional value	Per 100g	

Energy kJ/kcal	1376/324
Protein, g	4
Carbohydrates, g	67
Fat, g	7
Dietary fibre, g	9



For further information please contact:

Magnus Björck (syrup), Tel.: +45 3266 2500
Kristine Koppelhus (Fibrex®), Tel.: +46 4053 7300

Printed Friday, 28 July 2006 from
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21.

DANISCO

First you add knowledge...

13 June 2006 - 14:01

Danisco Sugar participates in the IBA fair in Munich on 3/10-9/10

With more than 70,000 visitors and approximately 1,000 exhibitors from over 40 countries IBA is the largest trade fair for the bakery and confectionery trade in Europe

Visit us and get inspired, taste different kinds of bread and discuss new trends and ideas.

We are eager to show you some of our specialty products and their different fields of application.

You will find us in hall B, show case 330/429. We look forward to seeing you!

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DANISCO

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15 June 2006 - 13:26

Natural ingredients with an positive image

Over the last several years, we have seen new product introductions grow across a number of wellness claims. The trend is that ingredients that are perceived as "negative" are removed and replaced by ingredients that have a natural and positive image. The products are called "all naturals".

These positives can include products that are fortified with additional healthful ingredients or ones that simply focus on what is already inherently good about the product and its formulation.

One aspect of this concept of inherent goodness is products that are flagged as being all-natural, or made with natural ingredients.

Products with all natural claims appear in virtually all product categories, across food and nonfood. The claim also appears globally, and in products at all price points and sold in all types of store outlets.

A few key facts about products flagged "natural" or "all natural":

- Since January 2002, the Beverages category makes up the about 17% of all products flagged all natural
- Comparing 2002 to 2005, introductions of products flagged all natural increased about 50%, across all categories
- Skincare and Healthcare combined make up about 12% of all product introductions with an all-natural claim since January 2002
- Categories showing the greatest increase in all natural introductions include Snacks, Household Products, Pet Food, Pet Products, Breakfast Cereals, and Sauces & Seasonings.

All natural products, however, face a current potential challenge. There are no definitive standards for what makes a product "all natural".

Unlike organic products, which in most countries must undergo certification either by a government agency or a third-party certification body, all natural products are not held to the same standard.

In the EU, there are ongoing debates about a bill, containing the requirement that statements cannot be false, ambiguous or misleading.

The bill is scheduled to be finalized in the autumn of 2006 and fully implemented during 2008.

Source: Mintel / EU Food an feed safety

Read more about the EU bill on:

http://ec.europa.eu/food/food/labellingnutrition/claims/index_en.htm

Printed Friday, 28 July 2006 from
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23.

DANISCO

First you add knowledge...

19 June 2006 - 15:00

Genencor launches improved acid fungal protease for use in the ethanol industry

Genencor International, a division of Danisco A/S, announced today the availability of a new acid fungal protease enzyme product for use in the ethanol industry. The new product, called FERMGEN™ will be introduced this week at the Fuel Ethanol Workshop in Milwaukee, Wisconsin.

The new FERMGEN™ protease enzyme offers a number of benefits which include:

- Faster ethanol fermentation rates and yield for corn, milo or wheat based substrates as compared with fermentations without acid fungal protease
- Increased essential yeast nutrients in the form of amino acids, peptides and free amino nitrogen
- Hydrolyzes protein matrices in the corn kernel that bind the various fractions thereby enabling the hydrolysis of the "hard" to hydrolyze starch
- Effective at a pH of 3.0 – 4.5, which is complimented by the average current fermentation pH that is employed in the fuel ethanol industry

"Enzyme innovation is an important part of improved industry productivity," says Brian Carter, Vice President, Genencor. "Genencor is dedicated to continued innovation for the ethanol industry."

About Genencor: Genencor International, a division of Danisco A/S, is a leading industrial biotechnology company that develops innovative enzymes and bioproducts to improve the performance and reduce the environmental impact of the cleaning, textiles, fuels and chemicals industries.

For further information, please contact:

David Bates, Tel.: +1 608 365 1112
Customer Relations, Tel. +1 800 847 5311

Read this release in Danish

Printed Friday, 28 July 2006 from
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24.

DANISCO

First you add knowledge...

20 June 2006 - 11:15

FY results announced with earnings before restructuring costs in Sugar as expected

Danisco recorded revvuenue of DKK 20,912 million and satisfactory organic growth under the given trading conditions.

Notice no. 08/2006

Earnings before restructuring costs in Sugar as expected

- EBIT before special items and share-based payments rose 7% to DKK 2,372 million.
- The restructuring of Sugar in consequence of the EU sugar reform is so well advanced that the net cost of DKK 506 million was expensed in 2005/06, which is in line with our earlier announcement. Danisco recorded revenue of DKK 20,912 million and satisfactory organic growth under the given trading conditions.
- The integration of Genencor is progressing as planned.
- Danisco generated a strongly increased cash flow on the year before.

Results for 2005/06

Revenue grew 17% to DKK 20,912 million. Of the DKK 3.1 billion growth Genencor represented DKK 2.5 billion and Ingredients DKK 0.9 billion.

EBITDA before special items and share-based payments rose 10% to DKK 3,502 million equivalent to a margin of 16.7%. Including share-based payments EBITDA rose 8% to DKK 3,289 million, equivalent to an EBITDA margin of 15.7%.

EBIT before special items and share-based payments rose 7% to DKK 2,372 million, equivalent to an EBIT margin of 11.3%. Including share-based payments EBIT rose 3% to DKK 2,159 million, equivalent to an EBIT margin of 10.3%.

Special items came to a net expense of DKK 768 million of which the earlier announced restructuring in Sugar represented DKK 506 million as expected.

Consolidated profit was DKK 622 million against DKK 1,251 million the year before. Profit before share-based payments and after special items but before adjusting for the announced consequences of the EU sugar reform was DKK 1,214 million against DKK 1,344 million the year before. Profit was in line with expectations.

Outlook for 2006/07

Restructuring of Sugar: Expectations for 2006/07 are affected by the EU sugar reform. Outlook for Sugar in 2006/07 is in line with earlier announcements.

Revenue is expected at around DKK 21.0 billion with DKK 13.5 billion in Ingredients and DKK 7.5 billion in Sugar.

EBITDA before special items and share-based payments is expected at around DKK 3,250 million with DKK 2,550 million in Ingredients and DKK 850 million in Sugar after payment of the earlier announced production levy of DKK 100 million in 2006/07.

EBIT before special items and share-based payments is expected at around DKK 2,100 million with around DKK 1,800 million in Ingredients and DKK 450-500 million in Sugar after payment of the earlier announced production levy of DKK 100 million in 2006/07.

Special items are expected to be an expense of DKK 100-150 million.

Consolidated profit before share-based payments and after special items is expected at around DKK 1.0 billion.

Read the full release in English

Read the full release in Danish

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/june/investor_195_en.htm

25.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

20 June 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Tom Knutzen
Reason:	CEO
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 June 2006
Market:	Copenhagen Stock Exchange
Number:	1500
Market price:	DKK 636,000.00

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

26.



First you add knowledge...

21 June 2006 - 14:03

Monthly ice cream concepts from Danisco

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. The international staff has more than 50 years experience in solving the challenges that ice cream producers meet.

To help customers identify the key trends within the frozen desserts market, Danisco now launches monthly ice cream concepts, showing a new product idea each month.

This way, Danisco can assist customers in being pro-active, thus supporting their creativity to develop new exciting frozen desserts products.

Two concepts has already been created. Hand-outs in PDF format can be ordered through your usual Danisco sales contact:

Whey-juice sherbet: Whey-juice drinks are gaining popularity on the European market. This concept has a very healthy image, containing fruit juice and being virtually fat-free (<0.5%).

Kvas sorbet: Kvas is a traditional Russian, non-alcoholic malt beverage - a perfect thirst quencher for the summer time, popular not only in Russia.

It is made from malt, rye or wheat flour and boiling water - now made available as a refreshing sorbet by Danisco. The sorbet can also be vitamin-enriched.

For more information: and to receive samples, please contact your usual Danisco representative.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/june/businessupdate_83_en.htm

27.


DANISCO

First you add knowledge...

26 June 2006 - 16:20

Danisco's Annual Report 2005/06 is now available

Danisco's Annual Report and profile brochure are available in both English and Danish along with an interactive flash module highlighting Danisco in your everyday life.

Danisco's Annual Report for 2005/06 is a summary of the financial year's activities.

You can view the interactive flash module and download the reports and profile in PDF from our Annual reports section.

For further information, please contact:

Hans Gregersen, Investor Relations Manager, tel.:+45 32 66 29 25

View the annual report in English

View the annual report in Danish

Printed Tuesday, 08 August 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/june/pressrelease_362_en.htm

29.


DANISCO
First you add knowledge...


RECEIVED
2006 AUG 14 P 1:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28 June 2006 - 09:21

Congratulations to our top three winners of this year's Danisco Knowledge Award

Danisco USA received many intriguing and innovative new product entries from Universities and students from across the nation in this year's 2006 Knowledge Award competition.

Product evaluations began in early May and consisted of a two day preliminary judging forum, with six Danisco food specialists.

Each preliminary judge tasted and evaluated the concepts anonymously and scored each product based on a 100 point scale. The top twelve finalists were determined by the highest points received.

Following the preliminary judging session, an appointed judging panel of six product development experts independently and confidentially, judged the top twelve products.

Each industry professional studied written reports, evaluated the concepts based on taste and product criteria, assessed the marketability and uniqueness of each of the product concepts submitted, and based on a 200 point scale determined the top three Knowledge Award winners.

So it is with great pleasure to announce our top three champions.

First place goes to Brian Huber from Washington State University-University of Idaho School of Food Science & Technology.


WASHINGTON STATE
UNIVERSITY


University of Idaho

Brian and his team submitted ***SymBoba***, a ready-to-drink probiotic bubble tea.

The product consists of tea, milk, Boba (balls), Danisco's Litesse ® II polydextrose, and Danisco's fruit flavorings. Symboba utilizes Danisco's GRINDSTED® Alginate FD 150 to create stable Boba gel networks.

This specially designed alginate Boba serves as a carrier, or helps encapsulate Danisco's HOWARU ™ Probiotics and preserve the good health properties of the product.

SymBoba also contains Betaine (Betafin® BF 20), an extract of sugar beets that among other attributes is a osmoprotector that assists in bacterial cell viability.

SymBoba is a symbiotic creation, mixture of probiotics and prebiotics to aid digestitve health, combined with the natural antioxidant properties of green tea.

SymBoba Bubble Tea is a healthy and delicious alternative as well as a unique spin to the other ready-to-drink teas in the market. Symboba comes in two flavors

titled *Pearls of Wisdom* and *Panda Berry*.

Second place goes to Virginia Tech and Team Leader Mark Kline. Mark and his twelve teammates produced a product, ***Sweetza***, a gourmet white chocolate and raspberry frozen dessert pizza.


VirginiaTech
Invent the Future

The luscious pizza's wonderful flavor was developed using Danisco C9038 Natural & Artificial White Chocolate and C21661 Natural Raspberry WONF Flavors.

Sweetza is formulated to only have around 200 calories. This is approximately half the amount of calories per serving compared to other desserts sold in the frozen dessert section of the supermarket.

To maintain stability in the dough after freezing and during the baking process, Danisco's GRINDSTED® POWERFreeze 300 and GRINDSTED® POWERFreeze 200 blends were added. These products prevent ice crystallization, and maintain dough strength.

GRINDSTED® Pectin GZ 955 was included during the production of the raspberry jam to provide gel strength for the fruit based glaze. Sweetza may be conveniently located in the grocery freezer close to the traditional pizzas and requires minimal preparation time which enables the benefits of a gourmet dessert in less than 20 minutes.

Third place, congratulations to Mallory Kelly and her team from Michigan State University. This team submitted a new type of classic American cheesecake with a twist, called ***Cheesecake-to-GO!*** A single serve frozen novelty product, designed for consumers who are looking for a convenient indulgent treat.


MICHIGAN STATE
UNIVERSITY

This new cheesecake concept is an individually sized serving of frozen cheesecake, served in a waffle straw and dipped in milk chocolate at one end. Cheesecake-to-GO! comes in three delicious flavors using frozen fruit and/or Danisco flavors , Danisco Vanilla Extract, C11152 Strawberry Flavor or C10977 Blueberry Flavor.

It is a unique and innovative frozen treat that provides portion control, fewer calories and zero grams of trans fat. Since the Cheesecake-to-GO contains high levels of dairy products, it can supply 1 out of 3 servings of the recommended daily dairy requirement as well as provide a good source of calcium, phosphorus, protein, vitamin A and vitamin D.

For enhanced mouth feel and structure of the delicious treat, Danisco's GRINDSTED® Xanthan 80 gum was used. Additionally, Danisco GRINDSTED® Carrageenan CL 392 FLX was also added to help maintain stability and provide a creamy texture.

Many unique and interesting concepts were developed for the competition and we truly appreciate everyone's participation.

A product review booklet of all our entries in the 2006 Knowledge Award New Product Contest will be released soon, as well as a formal announcement of our winners at the Prepared Foods *New Product Conference*, October 15-18, 2006.

Congratulations again to all.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/june/businessupdate_84_en.htm

30.


RECEIVED
2006 AUG 14 P 1:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


DANISCO
First you add knowledge...

30 June 2006 - 11:58

Deposited Candies Workshop

A workshop course for South East Asian candy producers has been held at the Danisco Singapore facilities from May 16 to 18.

The ZDS Central College of the German Confectionery Industry (Zentralfachschule der Deutschen Süßwarenwirtschaft) arranged an English/Chinese practical course.



The course was aimed towards product development and application technology professionals, wishing to gain more understanding for the industrial processes, technologies and raw materials involved in the manufacturing of deposited candies.

40 participants from China and several South East Asian countries overheard Henrik Aabye Jensen, Confectionery Application Specialist from Danisco DK, giving presentations on the use of pectin in deposited candies and the use of carrageenan in deposited caramels.

Other lectures were given on glycemic index, PDX & recrystallized candy masses and on xylitol. Presentations were held by the companies CAFOSA, Danisco, Robert Bosch GmbH, Palatinit, Sensient and the ZDS College.

The course also included two practical hands-on demonstrations of pectin jelly cooking, with the participants taking part in the cooking and sessions of depositing of hard-boiled candies and caramels with carrageenan.

Particularily interesting was a trial production for sugarless deposited twin-type candies consisting of an isomalt and a recrystallized xylitol sector.

The seminar was a great success and Alex Ageloussis (picture on the right), Business Development Manager in Danisco Singapore, says:

"I am confident that the participants gained a lot of insight in the use of raw materials in the candy industry and their influence on texture and taste of the end product. The intention was to give the participants ideas for new developments and we have made great connections to them, possibly concluding with several specific briefs and projects."

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/june/businessupdate_85_en.htm

31.


DANISCO
First you add knowledge...

4 July 2006 - 08:31

Danisco Cultures to expand its Madison (USA) plant capacity.

July 15th, 2006 : Danisco Cultures will invest 9 Million USD to expand the frozen cultures capacity of its Madison plant in the US.

This takes place after two other major manufacturing investments, to significantly increase the manufacturing capacity in Europe, have been announced.


DANISCO

"Strategically located in the heart of the Dairy Belt, Madison establishes itself as our North American hub for cultures", says Fabienne Saadane-Oaks, President, Danisco Cultures.

"This investment will enable us to further develop our DVI* frozen cultures business, particularly for the US cheese market."

With a 3% yearly growth rate, the US cheese market is the largest and most dynamic one in the world.

In order to address this fast-evolving industry, Danisco Cultures recently launched two CHOOZIT™ DVI ranges for Pasta Filata and American style cheeses. Both ranges provide the convenience, flexibility and control of direct inoculation cultures, while matching the performance and cost-in-use of a traditional bulk starter.

Danisco's Madison facility services the dairy and health market and produces both frozen and freeze-dried cultures as well as colours and flavour enzymes.

Danisco Cultures, a division of the Danisco group, produces cultures in six sites around the world: Niebüll in Germany, Sassenage, Dangé Saint Romain and Epernon in France, Olsztyn in Poland, and Madison in the United States.

* Direct Vat Inoculation

For further information and a high resolution image, please contact:
Nathalie Brosse, +33 1 56 60 47 26

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/july/businessupdate_86_en.htm



DANISCO

First you add knowledge...

4 July 2006 - 09:20

Danisco Cultures brings probiotic science to consumers with its HOWARU™ website

In order to support its unique turnkey HOWARU™ licensing concept, Danisco launches an upgraded and consumer-friendly version of its website dedicated to HOWARU™ probiotic cultures.

The website now features an animated film to explain the health benefits of HOWARU™ probiotics for the consumer:

- a section to help consumers find HOWARU™ containing foods and dietary supplements in their country
- a selection of tasty recipes using probiotic dairy products and a host of other useful information to improve consumers' level of knowledge about probiotics around the world.



"The key to the success of probiotic-containing products lies in effective communication with mainstream consumers.

This website is a unique and powerful communication tool to help our licensees develop the awareness and interest of end-consumers for probiotic containing products", says Nathalie Brosse, Communication Manager for Danisco Cultures.

"HOWARU.com is not only a graphic and lively way to explain science, it also promotes a range of probiotic cultures with scientifically proven benefits that contribute to strengthening the health claims of our customers' products."

The HOWARU™ licensing concept:

HOWARU™ is a registered trademark of Danisco who grants the right to use it on products including premium probiotic cultures from the HOWARU™ range to selected retailers or food and dietary supplements manufacturers.

The HOWARU™ range comprises three of the highest documented probiotic strains commercially available that are recognized for their immune-modulating properties and long-proven efficacy on gut health:

- HOWARU Bifido (Bifidobacterium lactis HN0019)
- HOWARU Dophilus (Lactobacillus acidophilus NCFM)
- HOWARU Rhamnosus (Lactobacillus rhamnosus HN001).

The trademark comes with a colourful logo and two friendly characters *embodying HOWARU Bifido and HOWARU Dophilus.*

The whole concept is supported by a global educational programme and co-sponsoring marketing activities towards consumers, health professionals and scientists with a specific focus on the countries where Danisco has licensed its trademark.

In 2005, the probiotic-enriched food market represented 10 billion euros worldwide mostly in dairy applications whereas the probiotic dietary supplement

market accounted for around 400 million euros, both markets enjoying double-digit growths (Source: IMIS Euromonitor & Danisco)

Link: http://www.howaru.com/

For more information and high resolution images, please contact:

Nathalie Brosse tel: +33 1 56 60 47 26

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/july/businessupdate_87_en.htm

33.

DANISCO

First you add knowledge...

11 July 2006 - 11:42

Sign up for trendy confectionery

Danisco announces the dates for a sweet snacking seminar on a health and indulgence theme.

Leading ingredients supplier Danisco invites confectionery and fine bakery customers to a seminar on international sweet snacking.

Planned for May 2007, the event is all part of the drive to help food manufacturers exploit the opportunities created by this long-term international trend in their new product development - by combining consumer insight with ingredient know-how.

The seminar theme has been defined as "health and indulgence" – bringing together two of the most predominant consumer demands.

During the three-day event, Danisco will demonstrate how both demands can be met in innovative sugar confectionery, chocolate and fine bakery snacks with high consumer acceptance.

Meal replacement and between-meal snacks represent a growing market in the industrialised world, where the boundaries between confectionery and fine bakery are becoming increasingly blurred.

While consumers look for premium eating experiences that satisfy their need to indulge, health concerns still contribute to a widespread desire for products that are, for example, low in fat and sugar or high in fibre.

Danisco's broad range of functional ingredients, flavours, sweeteners and sweet snacking concepts are a source of inspiration to the global food industry.

The seminar will illustrate how the company's extensive sugar confectionery, chocolate and fine bakery expertise can help manufacturers create healthy and indulgent products with exciting new tastes and textures.

All the latest opportunities within healthy and indulgent sugar confectionery, chocolate and fine bakery snacks will be presented at the seminar, which will be held in Denmark from 21-23 May 2007.

Danisco customers can find out more about the seminar by contacting their local sales representative.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/july/businessupdate_88_en.htm

34.



12 July 2006 - 08:00

Danisco scientist receives international R&D award

Today, Dr. Karsten Bruun Qvist, Principal Senior Scientist in Innovation, Copenhagen, will be the first person in the Nordic region to receive the prestigious award from American Dairy Science Association.

Established back in 1980, the annual research and development award entitled "Danisco International Dairy Science Award of American Dairy Science Association (ADSA)" has for the first time ever gone to a Danisco employee.

Karsten Bruun Qvist will receive the award at ADSA's annual meeting in acknowledgement of his research mainly related to cheese and fermented milk technology and improvement of technological functionality of milk proteins.

Or as it says in ADSA's requirements for nomination: To recognise outstanding accomplishments in research and development outside the USA and Canada in chemistry, biochemistry, microbiology, technology and engineering pertaining to the dairy foods industries.

Welcome recognition

'The Danisco International Dairy Science Award is a well-deserved recognition of the important contributions Karsten has made to the field of dairy research.

Karsten has earned this award through two and a half decades of dedicated research published in well-recognised journals, and frequently cited by other leading international scientists in his field.

Karsten's research has repeatedly shown and explained how the use of enzymes can dramatically improve the functional properties of proteins.

Also, it has given important new insight, in some cases at a molecular level, into the texture of dairy products – from yoghurt to cheese,' explains Egon Bech Hansen, Vice President, Innovation Bioscience.

'At the same time we're very proud that this independent award now goes to a Danisco employee.

The fact that the award carries our name highlights our position within dairy and does not mean that we are involved in the selection of candidates. The award was renamed in connection with our acquisition of Rhodia,' Egon points out.

20 years of research

The international award for Karsten Bruun Qvist is not least the result of a splendid career, which started in the Royal Veterinary and Agricultural University, Denmark, (KVL), where he as professor of dairy technology founded a new dairy research institute and later also became the deputy manager of the Department of Food Science.

In 2004, Karsten joined Danisco as principal senior scientist after 17 years as professor of dairy technology at KVL.

Over the years, Karsten's research has constantly aimed at combining a dairy technology focus with a solid research approach, often in collaboration with companies like CP Kelco, Chr. Hansen, Novozymes and Danisco.

When asked how it was to make the switch from academic to industry research, Karsten says that he enjoys his current work in enzyme development, and then goes on to claim that when it comes to research, the difference between academia and industry is smaller than common belief would have it. After all, in both camps, research can only be important if it combines relevance and quality.

On 23 August, Danisco will host a research symposium at the Copenhagen Headquarters to celebrate the award. The symposium is titled 'Improving milk protein and dairy product functionality'.

For further information, please contact:

Media Relations on tel.: + 45 32 66 2926

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/july/pressrelease_363_en.htm

351

DANISCO

First you add knowledge...

14 July 2006 - 12:19

Real frozen yogurt with strawberry ripple developed by Danisco's ice cream and frozen desserts innovation department

July sees the development of a real frozen yogurt with strawberry ripple product.

Frozen yogurt is normally produced by adding a certain amount of yogurt to a base mix.

This new concept presents a 100% yogurt ice cream meaning that the total mix has been fermented with an extremely robust yogurt culture.

The frozen yogurt is complemented by a delicious strawberry ripple with GRINDSTED® Pectin stabiliser.

For hand-out in PDF format, to receive samples and for more information, please contact your usual Danisco representative.

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/july/businessupdate_89_en.htm

36.


RECEIVED
2006 AUG 14 P 1:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE


DANISCO

First you add knowledge...

31 July 2006 - 13:00

Notification to shareholders of the Annual General Meeting 2006

The Annual General Meeting will be held on Thursday 24 August 2006 at 4.00 pm in Tivoli Concert Hall, Tivoli, Vesterbrogade 3, DK-1620 Copenhagen V, Denmark, with the following agenda:

1. The Board of Directors' report on the Company for the year ended
2. Submission of the audited Annual Report, and resolutions for the approval of the Annual Report and of the discharge of the Board of Directors from their obligations
3. Resolution on the appropriation of profits or covering of losses in respect of the approved Annual Report
4. Election of members to the Board of Directors
5. Resolutions proposed by the Board of Directors and shareholders
6. Election of one state-authorised public accountant to serve as auditor
7. Any other business

For more detailed information please read the PDF files below:

Download PDF: The Annual General Meeting agenda 2006 - English

Download PDF: The Annual General Meeting agenda 2006 - Danish

Printed Monday, 31 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/july/investor_196_en.htm

37,



First you add knowledge...

2 August 2006 - 13:30

Warrant programme: Issue of new shares

Warrant programme: Issue of 625 new shares

Notice no. 9/2006

In 2002/03 Danisco set up a warrant programme covering more than 6,300 of Danisco's employees. In the fourth exercise period from 20 June 2006 to 18 July 2006 around 1% of the employees decided to exercise their warrants, bringing the total percentage of employees who have exercised their warrants to 88%. The majority chose the option of cash settlement while a small number chose to subscribe for new shares.

At the due date for payment on 1 August 2006, the employees had subscribed and paid for 625 shares at a price of DKK 299 in accordance with the warrant programme, and on 2 August 2006 Danisco effected a capital increase of 625 shares of DKK 20 nominal value, equivalent to a nominal capital increase of DKK 12,500. The share capital is increased from DKK 978,520,400 (corresponding to 48,926,020 shares of DKK 20 nominal value) to DKK 978,532,900 (corresponding to 48,926,645 shares of DKK 20 nominal value).

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:

Investor Relations, Danisco A/S, tel.: +45 3266 2912,
Media Relations, Danisco A/S, tel.: +45 3266 2913.


Read the full release in Danish here

Printed Wednesday, 02 August 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2006/august/investor_197_en.htm

38

DANISCO

First you add knowledge...

Key figures

All figures are in DKK.

Annually Quarterly

	2005/06	2004/05	2003/04	2002/03
Group				
Revenue	20,912	17,835	16,397	16,551
Operating profit before special items (EBIT)*	2,159	2,086	2,108	2,354
EBIT margin*	10.3%	11.7%	12.9%	14.2%
Ingredients & Sweeteners				
Revenue	13,289	9,875	8,653	8,651
Growth	35%	14%	0%	2%
Organic growth	5%	2%	5%	3%
Operating profit before special items (EBIT)*	1,644	1,372	1,235	1,359
EBIT margin*	12.4%	13.9%	14.3%	15.7%
Sales split:				
Texturant products:	4,830	4,318	3,880	3,990
Speciality products	6,775	4,000	3,195	3,157
Sweeteners	1,666	1,547	1,567	1,490
Group eliminations	18	10	11	14
Organic growth:				
Texturant products	7%	3%	4%	6%
Speciality products	2%	0%	5%	2%
Sweeteners	6%	1%	11%	1%
Sugar				
Revenue	7,881	8,155	7,941	8,105
Growth	(3%)	3%	(2%)	(3%)
Operating profit before special items (EBIT)*	898	1,035	1,107	1,169
EBIT margin*	11.4%	12.7%	13.9%	14.4%
Balance sheet				

Equity attributable to equity holders of the parent	12,408	11,953	11,612	11,404
Interest bearing debt, net	13,224	13,847	8,291	9,439
Invested capital	26,566	27,369	19,405	19,443

The new accounting standard IFRS 2 concerning share-based payments has been implemented in the financial year 2004/05. Comparative figures for 2002/03 and 2003/04 have been restated accordingly.

*) For 2003/04 and prior years, when goodwill was amortised, the key figure is identical with EBITA

Printed Friday, 28 July 2006 from http://www.danisco.com/cms/connect/corporate/investor+relations/key+figures/key_figures_en.htm

39.

DANISCO

First you add knowledge...

Danisco as supplier

Danisco's vision is to be the leading supplier of ingredients to the global food industry.

Our current position on the food ingredients market is clearly a position of leadership in terms of market shares in the product categories where we are present.

However, our ambition is to be more than the market share 'pursuit'. Our value proposition is to: Add knowledge to create value for our customers through innovative and competitive solutions by using our competencies in

- innovation
- services
- products
- supply chain domains

To reach this ambition, we constantly think 'out of the box' and invest the necessary resources to be able to provide the right solution where our customers face unmet needs. If it takes us into unexplored fields, it is a challenge we are happy to face.

Our customer approach is as follows:

- *our sales and marketing teams, driven by customer demand and industry trends, create customer relations and identify their needs*
- *our innovation teams, driven by the needs identified, find the adapted functionalities, products and solutions*
- our production, driven by cost competitiveness, designs the best manufacturing processes
- our whole organisation, driven by a sustainable supplier spirit based on safety and quality, works together to create value for our customers

Printed Friday, 28 July 2006 from
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40,

DANISCO

First you add knowledge...

Danisco & the consumer

We are present in your day-to-day life. We produce food ingredients, which for example are present in every second ice cream and every fourth loaf of bread.

Our mission is to accommodate consumer demand for healthy, safe and tasty food. We will accomplish this mission by acting as a sustainable company to meet the needs of the present generation without compromising the needs of future generations.

Our direct customers are the providers of end products to the consumers. Regardless of our customer's profile, we always consider ourselves a key player in the food value chain whose target is to follow and anticipate the trends that will appear in the future.

Within 20 years, the world's population may increase by more than 2 billion people. This can cause economic and cultural changes, which may have an impact on fundamental habits like food consumption.

Our ambition is to anticipate market trends thanks to our in-depth market knowledge, and create value in line with the consumers' interests. We consider the best way to do this is through partnership with the food producers, which share with us this ambition.

DANISCO

First you add knowledge...

Executive Committee

The management forum, the Executive Committee, is meeting on a monthly basis to coordinate and follow up on group performance.



Tom Knutzen
Chief Executive Officer and President of the Executive Committee



Søren Bjerre-Nielsen
Executive Vice President responsible for Finance and IT



Mogens Granborg
Executive Vice President responsible for Danisco Sweeteners, Danisco Animal Nutrition and Danisco Sugar



Robert H. Mayer
Chief Executive Officer of Danisco Genencor




Ole Søgaard Andersen
Senior Vice President responsible for Global Sales & Marketing

Leif Kjærgaard
Senior Vice President responsible for Innovation and Technology





Tjerk de Ruiter
Chief Operating Officer responsible for Danisco Cultures, Danisco Flavours and Danisco Specialities



Torben Svejgaard
Chief Operating Officer responsible for Danisco Emulsifiers, Danisco Functional Systems and Danisco Textural Ingredients

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/about+danisco/management/executive+committee/executive_committee_en.htm

42


RECEIVED
2006 AUG 14 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DANISCO
First you add knowledge...

Corporate management

	**Acquisitions & Financial Control** Poul Jørgen Jensen, Vice President E-mail: poul.jorgen.jensen@danisco.com Tel: +45 3266 2000
	**Communications and Investor Relations** Secretariat for the Executive Board and Executive Committee Michael von Bülow, Vice President E-mail: michael.von.bulow@danisco.com Tel: +45 3266 2920
	**Corporate Finance Support** Ulrik Rasmussen, Vice President E-mail: ulrik.rasmussen@danisco.com Tel: +45 3266 2000
	**Human Resources** Klaus Friis-Hansen, Senior Vice President E-mail: klaus.friis-hansen@danisco.com Tel: +45 3266 2000
	**Information Technology** Niels Molzen, Senior Vice President E-mail: niels.molzen@danisco.com Tel: +45 3266 2000
	**Legal Function** Jørgen Rosenlund, Group General Counsel/Vice President E-mail: jorgen.rosenlund@danisco.com Tel: +45 3266 2000



Sustainable Development
Søren Hjuler Vogelsang, Vice President
E-mail: soren.hjuler.vogelsang@danisco.com
Tel: +45 3266 2000



System Audit
Torben Christensen, Audit Manager
E-mail: torben.christensen@danisco.com
Tel: +45 3266 2000



Tax
Marianne Rørslev Bock, Tax Manager
E-mail: marianne.rorslev.bock@danisco.com
Tel: +45 3266 2000



Treasury and External Accounts
Bent Tjørnemark, Vice President
E-mail: bent.tjornemark@danisco.com
Tel: +45 3266 2000



Sales Regions
Western Europe (WE)
Jan Lenferink, President Western Europe
E-mail: jan.lenferink@danisco.com
Tel: +32 10 45 34 45



Rest of the world (ROW)
Frederik Gejl-Hansen, President East Europe, Africa, Middle East and South Asia
E-mail: frederik.gejl-hansen@danisco.com
Tel: +45 3266 2000

North America (NA)
Deborah Rolf, President North America
E-mail: deborah.rolf@danisco.com
Tel: +1 913 764 8100





Latin America (LA)

Brian Jones, President Latin America
E-mail: brian.jones@danisco.com
Tel: +1 913 764 8100



Asia Pacific (ASPAC)

Tero Huopaniemi, President Asia-Pacific
E-mail: tero.huopaniemi@danisco.com
Tel: +81 3 5381 3910



Global Key Account Relations

Palle Ikkala, Vice President
E-mail: palle.ikkala@danisco.com
Tel: +45 8943 5000

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/about+danisco/management/corporate+management/corporate_management_en.htm

43.

DANISCO

First you add knowledge...

Sponsorships

Danisco A/S proudly sponsors:

Sponsorship of Tivoli concert hall

For the next three years, Danisco will be main sponsor of classical music in the newly refurbished Concert Hall.

Tivoli Concert Hall reopened in November 2005 after a DKK 125 million renovation.

It is not the first time Danisco partners with the Concert Hall. In 1997, Danisco also sponsored classical music in the Concert Hall and most recently Tivoli's Pantomime Theatre up until 2005.

Link to Tivoli: http://www.tivoli.dk/composite-3351.htm

Printed Friday, 28 July 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/sponsorships/danisco_sponsorships_en.htm

DKK 430.50	% -0.12 ↓

DKK ■ Danisco KFX ■ DKK

435 375
430 370
425 365
420 360

1 month 7/08/2006 - 08/09/2006

Updated: 08-09-2006 16:49 CET

open details